Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business/Financial Editors:
     Scotiabank reports improved second quarter earnings of $980 million

     Second quarter highlights:

     <<
     -   Earnings per share (diluted) of $0.97, compared to $0.82 last quarter and $1.03 last year
     -   Net income of $980 million, versus $835 million last quarter and
         $1,039 million last year
     -   Return on equity of 21.4%, compared to 22.4% last year
     -   Productivity ratio of 54.8%, versus 53.8% last year
     -   Quarterly dividend increased by 2 cents to 49 cents per common share
     >>

     TORONTO, May 27 /CNW/ - Scotiabank today announced second quarter net income of $980 million, down 6% compared with the same period last year, but up $145 million or 18% over last quarter.
     Diluted earnings per share (EPS) were $0.97 compared to $1.03 in the same period last year and $0.82 last quarter. Return on equity remained strong at
21.4%.
     "Scotiabank's performance was solid during a challenging quarter for global financial markets," said Scotiabank President and CEO Rick Waugh.
"Compared to the same period one year ago, we achieved higher net interest income, and Domestic Banking, Scotia Capital and International Banking
experienced strong asset growth. As well, this quarter's results benefited from the positive contributions of recent acquisitions. However, these gains were offset by the negative impact of foreign currency translation, higher provisions for credit losses, weaker capital market revenues and an increase in expenses incurred on revenue growth initiatives.
     "Our Domestic Banking platform is performing very well in a competitive market. The division experienced strong growth in assets, with market share gains in residential mortgages, total deposits and mutual funds.
     "The combination of organic growth and contributions from acquisitions fuelled a solid year-over-year increase in earnings in International Banking.
These results were achieved notwithstanding the negative impact of foreign currency translation due to the rapid rise of the Canadian dollar in 2007. We continue to see assets increasing in all regions with solid contributions from our most recent acquisition in Chile and on-going growth from Peru and the
Caribbean and Central America.
     "Scotia Capital's results showed strength during a turbulent period, with record results in ScotiaMocatta, strong loan growth, and widening spreads.
However, trading results were below the high levels a year ago, but rebounded from the first quarter.
     "In a period when many financial institutions experienced significant problems in global and domestic capital markets, our strong risk management and moderate exposures resulted in minimal writedowns. Our loan portfolios performed very well with Scotia Capital showing net recoveries, and loan losses being well contained in other business lines.
     "We continue to prudently manage our capital position to ensure that it is adequate to support strategic acquisitions and ongoing business development opportunities.
     "Despite difficult markets, we are on track to achieve three of our four key financial and operational targets: ROE, productivity and maintaining strong capital ratios. This is a reflection of the relative strength of our businesses and strategies. However, the challenging global financial markets continue to impact earnings and, as a result, it is unlikely that we will meet our EPS growth objective set at the end of last year. At the same time, our rebound in earnings this quarter, the continued solid asset growth in all three business lines and improved funding costs, all point to a stronger second half in 2008. In view of these factors and our strong and improving capital position, we increased our quarterly dividend 2 cents to 49 cents per common share. This extends our track record of providing shareholders with consistent dividend growth."

     <<
     Year-to-date performance versus key 2008 financial and operational objectives was as follows:
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     1.  Target: Earn a return on equity (ROE)(1) of 20 to 23%. For the six months Scotiabank earned an ROE of 20%.
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     2.  Target: Generate growth in earnings per common share (diluted) of 7 to 12%. Our year-over-year growth in earnings per share was negative
         12%.
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     3.  Target: Maintain a productivity ratio(1) of less than 57%.
         Scotiabank's ratio was 55.6% for the six months.
     -------------------------------------------------------------------------
     4.  Target: Maintain sound capital ratios. At 9.6%, Scotiabank's Tier 1 capital ratio remains strong by Canadian and International standards.

     (1) Refer to non-GAAP measures discussion below.

     Live audioWeb broadcast of the Bank's analysts' conference call.
     See below for details.

                                              As at and               For the
                             for the three months ended      six months ended
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                         April 30 January 31   April 30   April 30   April 30
     (Unaudited)             2008       2008       2007       2008       2007
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     Operating results
      ($ millions)
     Net interest income    1,873      1,814      1,794      3,687      3,570
     Net interest
      income(TEB(1))        1,973      1,932      1,903      3,905      3,784
     Total revenue          3,172      2,839      3,102      6,011      6,211
     Total revenue(TEB(1))  3,272      2,957      3,211      6,229      6,425
     Provision for credit
      losses                  153        111         20        264         83
     Non-interest expenses  1,794      1,669      1,726      3,463      3,450
     Provision for income
      taxes                   209        193        286        402        563
     Provision for income
      taxes(TEB(1))           309        311        395        620        777
     Net income               980        835      1,039      1,815      2,059
     Net income available
      to common
      shareholders            958        814      1,028      1,772      2,040
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     Operating performance
     Basic earnings per
      share($)               0.97       0.83       1.04       1.80       2.06
     Diluted earnings per
      share($)               0.97       0.82       1.03       1.79       2.04
     Return on equity
      (%)(1)                 21.4       18.3       22.4       20.0       22.4
     Productivity ratio(%)
      (TEB(1))               54.8       56.5       53.8       55.6       53.7
     Net interest margin
      on total average
      assets (%) (TEB(1))    1.76       1.79       1.93       1.78       1.92
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     Balance sheet

      information
      ($ millions)
     Cash resources and
      securities          129,749    130,893    131,296
     Loans and
      acceptances         267,875    260,501    226,310
     Total assets         452,573    449,422    411,710
     Deposits             322,438    316,797    291,603
     Preferred shares       2,210      1,865      1,290
     Common shareholders'
      equity               18,213     18,128     18,705
     Assets under
      administration      202,266    195,155    208,426
     Assets under
      management           32,917     31,704     30,448
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     Capital measures(2)
     Tier 1 capital
      ratio (%)               9.6        9.0       10.1
     Total capital
      ratio (%)              11.7       10.2       11.4
     Tangible common
      equity to risk-
      weighted assets
      (1) (%)                 7.5        7.2        8.0
     Risk-weighted assets
      ($ millions)        218,878    234,876    213,078
     -------------------------------------------------------------------------
     Credit quality
     Net impaired
      loans(3)
      ($ millions)            845        689        579
     General allowance
      for credit losses
      ($ millions)          1,323      1,298      1,298
     Net impaired loans
      as a % of loans and
      acceptances(3)         0.32       0.26       0.26
     Specific provision
      for credit losses
      as a % of average
      loans and
      acceptances
      (annualized)           0.24       0.18       0.08       0.21       0.10
     -------------------------------------------------------------------------
     Common share
      information
     Share price ($)
       High                 50.00      54.00      54.73      54.00      54.73
       Low                  42.00      43.10      49.34      42.00      48.80
       Close                47.82      48.19      53.39
     Shares outstanding
      (millions)
       Average - Basic        986        985        992        985        992
       Average - Diluted      992        992      1,001        992      1,001
       End of period          987        985        990
     Dividends per
      share($)               0.47       0.47       0.42       0.94       0.84
     Dividend yield (%)       4.1        3.9        3.2        3.9        3.2
     Dividend payout
      ratio(4) (%)           48.4       56.9       40.6       52.3       40.9
     Market capitalization
      ($ millions)         47,194     47,487     52,840
     Book value per

      common share($)       18.45      18.40      18.90
     Market value to book
      value multiple          2.6        2.6        2.8
     Price to earnings
      multiple (trailing
      4 quarters)            12.7       12.5       13.7
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     Other information
     Employees(5)          62,143     62,002     55,926
     Branches and
      offices(5)            2,529      2,458      2,242
     -------------------------------------------------------------------------
     (1) Non-GAAP measure. Refer to below for a discussion of these measures.
     (2) Effective November 1, 2007, regulatory capital ratios are determined in accordance with Basel II rules. Comparative amounts for prior periods were determined in accordance with Basel I rules.
     (3) Net impaired loans are impaired loans less the specific allowance for credit losses.
     (4) Represents common dividends for the period as a percentage of the net income available to common shareholders for the period.
     (5) Certain amounts for prior periods have been restated to include final numbers for all new acquisitions.
     >>

     Strategies for success

     The volatility in global financial markets carried forward into the second quarter. Our Bank met the challenges and results improved versus the first quarter - due to continued solid performances from most areas of our businesses. We remain confident that we will achieve most of our key financial and operational objectives, but it is unlikely that we will meet our earnings growth objective.
     We have the right growth strategy, focused on diversification by business and by geography, and the right priorities to ensure our long-term success:
sustainable revenue growth, effective capital management and leadership.
     We continued to find new ways to generate and sustain revenue growth by helping our customers become better off financially. During the quarter, we introduced innovative new products and services, such as the Scotia Global
Climate Change Fund - the first of its kind in Canada. We launched our "Bank the Rest" savings program, which helps customers increase their savings every time they use their ScotiaCard to make a point of sale purchase.
     We continued to use our capital prudently keeping our balance sheet strong yet being able to support overall asset growth and strategic acquisitions - such as our purchase of certain assets from Grupo Altas Cumbres of Chile. These assets include Banco de Antigua in Guatemala, and the business assets of Banco de Ahorro y Credito Altas Cumbres in the Dominican Republic,
and Banco del Trabajo in Peru which was announced subsequent to quarter end.
     In terms of leadership, we have tremendous bench strength and continue to develop leaders by broadening their experience in different businesses and markets. We also enhanced our people development with the launch of an internal online resource site that provides Scotiabank's current and aspiring leaders with tools to support career development plans.
     Although the start of the year has been challenging, we achieved a rebound in earnings this quarter. This overall performance, combined with improved funding costs, continued solid asset growth in all three of our business lines, and our effective risk and cost management, points to a stronger second half in 2008. As well, we continue to believe in the ability of our great team of people to effectively execute our strategies and priorities over the balance of the year.

     (signed)

     Rick Waugh
     President and Chief Executive Officer

     <<
     2008 Objectives -Our Balanced Scorecard
     -------------------------------------------------------------------------
     Financial

     -   Return on equity of 20-23%
     -   Diluted earnings per share growth of 7-12%
     -   Long-term shareholder value through increases in dividends and stock price appreciation

     -------------------------------------------------------------------------

     Operational

     -   Productivity ratio of (less than)57%
     -   Sound ratings
     -   Strong practices in corporate governance and compliance processes
     -   Sound capital ratios

     -------------------------------------------------------------------------

     Customer

     -   High levels of customer satisfaction and loyalty
     -   Deeper relationships with existing customers
     -   New customer acquisition

     -------------------------------------------------------------------------

     People

     -   High levels of employee satisfaction and engagement
     -   Enhance diversity of workforce
     -   Commitment to corporate social responsibility and strong community involvement

     Domestic Banking

     -   We continued the strategic expansion of our distribution network, adding four new branches in high-growth markets this quarter, with plans to open approximately 10 over the balance of the year. As well, we expanded our sales capacity in key growth markets by hiring an additional 103 personal and small business sales officers in the first half of 2008.
     -   To meet customer needs and improve the customer experience, we continued to develop new products:
         -  ScotiaMcLeod Direct Investing introduced Scotia Active Service, designed for our most active online clients, which gives these customers lower flat-fee pricing options based on their quarterly trade volume.
         -  We introduced a ScotiaGold Passport for business VISA card that allows small business customers to earn valuable reward points that can be redeemed for an extensive array of rewards, and allows owners to keep their business and personal spending separate.
     -   We launched a new hockey website in March, scotia-hockey.com, to showcase our continued association with Canada's favorite sport. The launch was promoted with a national contest called Build Stanley, which challenged Canadians to create their own replica of the Stanley
         Cup. In just seven weeks, the contest reached over one hundred thousand hockey fans from coast to coast, primarily through word of mouth, adding to our national visibility and increasing brand awareness.

     International Banking

     -   We continue to invest in Peru, a key growth market. In May, we announced:
         -  an increase in our ownership of Scotiabank Peru to 98%, as we purchased Intesa Sanpaolo's 20% interest; and
         -  the purchase of Banco del Trabajo's operations in Peru, which increases our share of the important consumer finance market.
     -   We continue to expand our distribution footprint in key markets:
         -  we opened 14 branches during the quarter, and plan to open 90 to
            100 branches in 2008;
         -  we opened a Private Client Group (PCG) office in Barbados, in addition to our offices in the Bahamas, Cayman Islands and the
            Dominican Republic, to better serve our high net worth customers, and plan to open another seven PCG offices over the balance of the year.
     -   We are expanding our credit card offering to offer better value to customers, launching a new Aero Platinum Visa card with a proprietary competitive travel rewards program in Trinidad, a new Mastercard
         Black card for our private client customers in the Bahamas and Cayman
         Islands, as well as a new Global Card from our joint venture in
         Mexico aimed at the consumer finance segment.
     -   We began the consolidation of call centres in the English Caribbean to increase both efficiency and capacity.

     Scotia Capital

     -   Scotia Capital's Canadian operations won a number of awards from a premier strategic consulting and research firm, including No.1 rankings in foreign exchange, debt capital markets and corporate derivatives.
     -   Scotia Capital acted as co-financial advisor to the board of CHC
         Helicopter Corporation on the $3.7 billion sale of CHC to First
         Reserve Corporation, a leading private equity firm in the energy industry.
     -   Scotia Waterous is acting as co-financial advisor to Bois d'Arc
         Energy, Inc. on the US$1.8 billion acquisition of Bois d'Arc by Stone
         Energy Corporation.
         The combined company will become one of the largest Gulf of Mexico-
         focused operating companies.
     -   Scotia Capital was the joint bookrunner and co-manager for a
         US$455 million senior note issue by Videotron Ltd. As part of the transaction, we were appointed lead hedge arranger and lead hedge provider for the associated hedging program.

     Employee highlights

     -   Our commitment to being a global employer of choice was recognized by the Great Place to Work Institute, which named Scotiabank as one of the 2008 Best Places to Work in Central America and Caribbean. The
         annual recognition is based primarily on employees' feedback to a survey that measures the level of trust, pride and camaraderie within the workplace. Locations that participated in the survey include
         Puerto Rico, the Dominican Republic, El Salvador and Costa Rica.

     Community involvement

     -   Scotiabank has established the Scotiabank Mexico Corporate Social
         Responsibility Fund at the University of Alberta in Edmonton. Endowed
         awards will support and enhance the teaching and research experience of undergraduate and graduate students - both inbound from and outbound to Mexico - in the university's Faculty of Agricultural,

         Life & Environmental Sciences.
     -   Scotiabank announced a new partnership with Caribana. The agreement includes title sponsorship of the Caribana Festival, Toronto's annual celebration of Caribbean music, cuisine, revelry, and visual and performing arts, which attracted more than 1.2 million people last year and is a key tourist attraction for the city. This partnership will build on Scotiabank's extensive presence in the Caribbean, as well as our support for diversity and the communities we serve.
     >>

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     Forward-looking statements

     Our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S.
Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the "safe harbour" provisions of the United
States Private Securities Litigation Reform Act of 1995 and any applicable
Canadian securities legislation. Forward-looking statements may include comments with respect to the Bank's objectives, strategies to achieve those objectives, expected financial results (including those in the area of risk management), and the outlook for the Bank's businesses and for the Canadian,
United States and global economies. Such statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "intent,"
"estimate," "plan," "may increase," "may fluctuate," and similar expressions of future or conditional verbs, such as "will," "should," "would" and "could."
     By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond our control, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity; the effect of changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes in tax laws; operational and reputational risks;
the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank's ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank's ability to complete and integrate acquisitions and its other growth strategies; changes in accounting policies and methods the Bank uses to report its financial condition and the results of its operations, including uncertainties associated with critical accounting assumptions and estimates; the effect of applying future accounting changes;
global capital markets activity; the Bank's ability to attract and retain key executives; reliance on third parties to provide components of the Bank's business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud the
Bank or its customers; consolidation in the Canadian financial services sector; competition, both from new entrants and established competitors;
judicial and regulatory proceedings; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments, including terrorist acts and war on terrorism; the effects of disease or illness on local, national or international economies; disruptions to public infrastructure, including transportation, communication, power and water; and the Bank's anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank's business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank's financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank's actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the discussion starting on page 56 of the Bank's 2007 Annual Report.
     The preceding list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.
     The "Outlook" section in this document is based on the Bank's views and the actual outcome is uncertain. Readers should consider the above-noted
factors when reviewing this section.
     -------------------------------------------------------------------------

     Additional information relating to the Bank, including the Bank's Annual
Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC's website at www.sec.gov.

     MANAGEMENT'S DISCUSSION & ANALYSIS

     Non-GAAP Measures

     The Bank uses a number of financial measures to assess its performance.
Some of these measures are not calculated in accordance with Generally
Accepted Accounting Principles (GAAP), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability between companies using these measures. These non-GAAP measures are used in our
Management's Discussion and Analysis defined below:

     Taxable equivalent basis

     The Bank analyzes net interest income and total revenues on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt income earned on certain securities reported in net interest income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes;
hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank's. The TEB gross-up to net interest income and to the provision for income taxes in the current period is $100 million versus
$109 million in the same quarter last year and $118 million last quarter.
     For purposes of segmented reporting, a segment's net interest income and provision for income taxes are grossed up by the taxable equivalent amount.
The elimination of the TEB gross up is recorded in the "Other" segment.

     Productivity ratio (TEB)

     Management uses the productivity ratio as a measure of the Bank's efficiency. This ratio represents non-interest expenses as a percentage of total revenue on a taxable equivalent basis.

     Net interest margin on total average assets (TEB)

     This ratio represents net interest income on a taxable equivalent basis as a percentage of total average assets.

     Return on equity

     Return on equity is a profitability measure that presents the net income available to common shareholders as a percentage of the capital deployed to earn the income. The implementation of the new accounting standards for financial instruments in the first quarter of 2007 resulted in certain unrealized gains and losses being reflected in a new component of shareholders' equity. The Bank calculates its return on equity using average common shareholders' equity, including all components of shareholders' equity.

     Economic equity and Return on economic equity

     For internal reporting purposes, the Bank allocates capital to its business segments using a methodology that considers credit, market, operational and other risks inherent in each business segment. The amount allocated is commonly referred to as economic equity. Return on equity for the business segments is based on the economic equity allocated to the business segments. The difference between the economic equity amount required to support the business segments' operations and the Bank's total equity is reported in the "Other" segment.

     Tangible common equity to risk-weighted assets

     Tangible common equity to risk-weighted assets is an important financial measure for rating agencies and the investing community. Tangible common equity is total shareholders' equity plus non-controlling interest in subsidiaries, less preferred shares, unrealized gains/losses on available-for-
sale securities and cash flow hedges, goodwill and other intangible assets
(net of taxes). Tangible common equity is presented as a percentage of risk-
weighted assets.
     Regulatory capital ratios, such as Tier 1 and Total Capital ratios, have standardized meanings as defined by the Office of the Superintendent of
Financial Institutions Canada (OSFI).

     <<
     Group Financial Performance and Financial Condition         May 27, 2008
     >>

     Scotiabank's net income was $980 million in the second quarter, down
$59 million or 6% from the same period a year ago, driven primarily by higher provisions for credit losses, weaker capital markets revenues, higher expenses incurred on revenue growth initiatives, and the negative impact of foreign currency translation. Partly offsetting these items was an increase in net interest and fee income from strong asset and customer account growth, contributions from acquisitions and the benefit of a lower effective tax rate.
     Compared to the prior quarter, net income rose $145 million or 18%, due mainly to the writedowns on certain structured credit instruments recorded last quarter, increased net interest income and higher trading revenues. These were partially offset by higher provisions for credit losses and increased expenses, including higher performance-based compensation in line with growth in trading revenues.
     Net income for the six months was $1,815 million, $244 million or 12%
lower than the same period last year. Higher net interest income from continued asset growth, positive contributions from acquisitions and the impact of lower tax rates were more than offset by higher provisions for credit losses, lower trading revenues and writedowns on certain structured credit instruments recorded in the first quarter. As well, there was a negative impact from foreign currency translation this year compared to last.

     Total revenue

     This quarter, total revenue (on a taxable equivalent basis) was
$3,272 million, up $61 million or 2% from the same quarter last year. The increase was attributable to strong growth in net interest income due to broad- based asset growth, along with higher securitization and mutual fund revenues, and the contributions of recent acquisitions. These were partly offset by weaker trading revenues, lower gains on non-trading securities, and the negative impact of foreign currency translation.
     Compared with last quarter, total revenues were higher by $315 million or

11%, mainly due to higher net interest income from asset growth including the contributions from recent acquisitions and writedowns on certain structured credit instruments in the first quarter.
     For the six months, total revenue of $6,229 million was $196 million or
3% lower than the same period last year, due mainly to a decline in trading revenues, reduced levels of gains on non-trading securities and writedowns on certain structured credit instruments in the first quarter.

     Net interest income

     This quarter's net interest income (on a taxable equivalent basis) was
$1,973 million, up $70 million or 4% over the same quarter last year. The increase was driven in part by strong contributions from acquisitions and robust broad-based asset growth, partly offset by a compressed margin.
     Net interest income grew $41 million or 2% from the first quarter. The increased contribution from higher lending volumes, acquisitions and lower losses on derivatives used for asset/liability management were partly offset by the impact of the shorter second quarter.
     For the six months, net interest income rose to $3,905 million, up
$121 million or 3% from the same period last year, driven both by organic asset growth and the contributions of recent acquisitions, partly offset by a lower margin.
     The Bank's net interest margin, at 1.76% in the second quarter, was down from 1.93% in the same quarter of last year and from 1.79% in the first quarter. Compared to the prior year, the reduction in the margin was due mainly to lower interest recoveries, a decline in tax-exempt dividend income and the negative impact of fair value changes on derivatives used for asset/liability management. The quarter-over-quarter decrease was due primarily to lower tax-exempt dividend income and change in asset mix with the growth in lower yielding trading assets.

     Other income

     Other income was $1,299 million this quarter, down 1% or $9 million from
$1,308 million in the same quarter last year. There were lower trading revenues, underwriting revenues, retail brokerage fees and gains on non-
trading securities, all reflecting in part the challenged global financial markets. These reductions were partly offset by increased securitization, insurance and mutual fund revenues. In the second quarter, the loss on shares sold into the VISA initial public offering was mostly offset by additional
VISA shares allocated to the Bank, resulting in an insignificant net amount recognized.
     Quarter over quarter, other income was up $274 million or 27%, due primarily to writedowns on certain structured credit instruments recorded last quarter. As well, there were higher securitization and trading revenues, with record performance in precious metals trading.
     For the six months, other income was $2,324 million, a decrease of
$317 million or 12% from the same period last year, due primarily to writedowns on certain credit instruments recorded in the first quarter of this year, weaker trading revenues and lower underwriting revenues. Partly offsetting these items were higher credit fees, insurance revenues, securitization revenues and mutual fund fees.

     Provision for credit losses

     The provision for credit losses was $153 million this quarter, an increase of $133 million from the same period last year and a $42 million increase from last quarter. The higher level in the second quarter compared to a year ago was due to lower net recoveries in the Scotia Capital portfolio.
There were higher provisions in retail and commercial portfolios in Domestic
Banking and in the retail portfolios in International Banking. In addition, there was a reduction in the general allowance of $25 million last year.
Further discussion on credit risk is provided below.

     Non-interest expenses and productivity

     Non-interest expenses were $1,794 million this quarter, $68 million or 4%
higher than the same period last year. The increase was primarily driven by ongoing business and growth initiatives, including branch expansion in Canada,
Mexico and the Caribbean, along with the impact of recent acquisitions. These increases were partly offset by lower performance-based compensation, due primarily to a decline in trading and commissionable revenues, a reduction in stock-based compensation from a lower share price and the positive effect of foreign currency translation.
     Non-interest expenses were $125 million higher than the first quarter.
Increases were across most categories, mainly in premises and technology and remuneration, as higher performance-based compensation from increased trading revenue more than offset lower stock-based compensation. As well, there were higher legal costs this quarter, and last quarter benefited from lower business taxes.
     Year to date, non-interest expenses were slightly higher from the same period last year, as increases across most categories, including the impact of recent acquisitions, were mostly offset by the impact of foreign currency translation.
     The productivity ratio, a measure of the Bank's efficiency, was 54.8%, compared to 53.8% in the same quarter last year and 56.5% last quarter. The
Bank's operating leverage this quarter - the rate of growth in total revenue on a tax equivalent basis less the rate of growth in expenses - was negative
1.9% year over year. On a year-to-date basis, operating leverage was a negative 3.4%, partly as a result of the writedowns on certain credit instruments in the first quarter and lower trading revenues.

     Taxes

     The effective tax rate for this quarter was 17.0%, down from 21.1% in the same quarter last year and 18.2% in the first quarter. The decrease from a year ago was due primarily to a reduction in the statutory tax rate in Canada and a higher level of income in lower tax rate jurisdictions in which the Bank operates. Compared to the previous quarter, there were higher tax savings from the Bank's foreign operations, partially offset by lower tax-exempt dividend income.
     The tax rate for the six months was 17.6% compared to 21.0% for the same period last year, due primarily to higher income in lower tax jurisdictions.

     Risk management

     The Bank's risk management policies and practices are unchanged from those outlined in pages 56 to 67 of the 2007 Annual Report.

     Credit risk
     Credit conditions remained relatively stable in most of the Bank's lending markets. The provision for credit losses was $153 million in the second quarter, compared to $20 million in the same period last year and
$111 million in the previous quarter. Last year's provision was comprised of
$45 million in specific provisions and a reduction of $25 million in the general allowance for credit losses.
     Scotia Capital had net recoveries of $9 million in the second quarter, compared to net recoveries of $51 million in the second quarter of last year and net recoveries of $10 million in the previous quarter. The net recovery in the current quarter related primarily to recoveries and provision reversals in the Canadian and U.S. portfolios. There were no new provisions in this quarter.
     The provision for credit losses of $102 million in the Domestic Banking portfolios was up from $66 million in the same quarter last year and
$91 million in the previous quarter. Relative to the same period last year, retail provisions for credit losses increased in line with portfolio growth, as well as the impact of the acquisition of Scotia Dealer Advantage (formerly
Travelers Leasing). The second quarter of 2007 also benefited from recoveries and reversals of commercial provisions no longer required. Compared to the prior quarter, retail provisions were up modestly due mainly to volume growth in Scotia Dealer Advantage. Commercial provisions increased slightly over the prior quarter, related primarily to two accounts and increases in small business banking.
     International Banking's provision for credit losses was $60 million in the second quarter, compared to $30 million in both the same period last year and the prior quarter. The increase from the same quarter last year was due to a combination of factors, including growth in retail assets, an increased delinquency rate in Mexico and lower retail and commercial reversals of provisions no longer required. On a quarter-over-quarter basis, retail provisions increased modestly, while the prior quarter benefited from larger recoveries and reversals of commercial provisions no longer required.
     Total net impaired loans, after deducting the allowance for specific credit losses, were $845 million as at April 30, 2008, an increase of
$156 million from last quarter. The general allowance for credit losses was
$1,323 million as at April 30, 2008, up $25 million due to the acquisition of
Banco del Desarrollo in Chile.

     Market risk
     Value at Risk (VaR) is a key measure of market risk in the Bank's trading activities. In the second quarter, the average one-day VaR was $14.6 million compared to $11.3 million for the same quarter last year. This was due primarily to higher interest rate risk exposures, as well as greater variability in interest rates. Compared to the first quarter, the average one-
day VaR declined from $16.6 million to $14.6 million. Reduced interest rate and equity risk were partially offset by an increase in commodity risk.

     <<
                                           Average for the three months ended
     -------------------------------------------------------------------------
     Risk factor                               April 30 January 31   April 30
     ($ millions)                                  2008       2008       2007
     -------------------------------------------------------------------------
     Interest rate                             $   12.8   $   13.8   $    7.2
     Equities                                       3.0        4.5        5.2
     Foreign exchange                               1.3        0.9        1.2
     Commodities                                    3.6        2.7        1.5
     Diversification                               (6.1)      (5.3)      (3.8)
     -------------------------------------------------------------------------
     All-Bank VaR                              $   14.6   $   16.6   $   11.3
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     There were 21 trading loss days in the second quarter, compared to
13 days in the previous quarter. The increase in the number of loss days was a reflection of higher credit spread and interest rate volatility during the quarter. The losses were within the range predicted by VaR.

     Liquidity risk
     The Bank maintains large holdings of liquid assets to support its operations. These assets generally can be sold or pledged to meet the Bank's obligations. As at April 30, 2008, liquid assets were $112 billion or 25% of total assets compared to $114 billion or 25% of total assets at January 31,
2008. These assets consist of securities, 70%, and other liquid assets including cash and deposits with banks, 30% (January 31, 2008 - 67% and 33%, respectively).
     In the course of the Bank's day-to-day activities, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Securities may also be sold under repurchase agreements. As at April 30, 2008, total assets pledged or sold under repurchase agreements were $69 billion, compared to
$73 billion at January 31, 2008. The quarter-over-quarter decrease was attributable to lower levels of securities sold under repurchase agreements, partially offset by an increase in assets pledged in respect of securities lending transactions.

     Related party transactions

     There were no changes to the Bank's procedures and policies for related party transactions from those outlined on pages 72 and 122 of the 2007 Annual
Report. All transactions with related parties continued to be at market terms and conditions.

     Balance sheet

     The Bank's total assets as at April 30, 2008 were $453 billion, up
$41 billion or 10% from October 31, 2007, including a $13 billion impact from foreign currency translation. Growth was widespread across most asset categories, including retail, commercial and corporate lending. Compared to the prior quarter, assets grew by $3 billion.
     The Bank's loan portfolio grew $29 billion or 13% from October 31, 2007, primarily in non-retail lending, including $6 billion from foreign currency translation. On the retail lending side, domestic residential mortgage growth was $5 billion, before securitization of $2 billion. The International acquisition of Banco del Desarrollo in Chile contributed $1 billion to the increase in mortgages. Personal loans were up $4 billion, with all regions experiencing positive growth.
     Business and government loans increased $19 billion from October 31,
2007, or $15 billion excluding the impact of foreign currency translation.
Loans in Scotia Capital were up $7 billion, on the corporate lending side, as well as to support trading operations. In International Banking, business and government loans increased $10 billion. The acquisition of Banco del
Desarrollo contributed $3 billion, and Asia and the Caribbean grew $4 billion and $1 billion, respectively.
     Securities increased by $8 billion from October 31, 2007. Available-for-
sale securities increased $6 billion, primarily in government and corporate securities. Trading securities increased $2 billion. As at April 30, 2008, the unrealized gains on available-for-sale securities were $555 million (after related derivative and hedge amounts), down $300 million from last quarter, due mainly to realized gains and a reduction in the value of certain debt securities as credit spreads widened.
     Total liabilities were $432 billion as at April 30, 2008, an increase of
$39 billion or 10% from October 31, 2007, including a $14 billion impact from foreign currency translation.
     Total deposits were up $34 billion from October 31, 2007, or 12%, including a $9 billion impact due to foreign currency translation. Personal deposits increased $9 billion, including $2 billion growth in domestic personal GICs. Non-retail deposits, including bank, business and government deposits, were up $25 billion, including the impact of foreign currency translation of $8 billion. This increase was primarily to fund the Bank's strong asset growth.
     Total shareholders' equity rose $2 billion from October 31, 2007. The increase was due primarily to internal capital generation of $846 million, the issuance of $575 million non-cumulative preferred shares in the first six months, and a $127 million increase in accumulated other comprehensive income, due mainly to unrealized foreign exchange translation gains relating to the Bank's foreign operations.

     Capital management

     Implementation of the revised Basel framework

     The revised Basel Capital framework (Basel II) became effective for
Canadian banks on November 1, 2007. Basel II is designed to more closely align regulatory capital requirements with the individual risk profile of banks by introducing substantive changes to capital requirements for credit risk and an explicit new capital charge for operational risk.
     Under Basel II, there are two main methods for computing credit risk: the standardized approach, which uses prescribed risk weights; and internal ratings-based approaches, which allow the use of a bank's internal models to calculate some, or all, of the key inputs into the regulatory capital calculation. Users of the Advanced Internal Ratings Based Approach (AIRB) are
required to have sophisticated risk management systems for the calculation of credit risk regulatory capital and application of this approach could result in less regulatory capital than the use of the alternative approaches. Once banks demonstrate full compliance with the AIRB requirements, and OSFI has approved its use, they may proceed to apply the AIRB approach in computing capital requirements. However, in order to limit sudden declines in the capital levels for the industry in aggregate, transitional capital floors were introduced for the first two years after full implementation of AIRB. A minimum capital floor of 90% of the Basel I calculation will apply in the first year of full approval, and 80% in the second year. In the second quarter, the Bank received regulatory approval to move to the 90% floor.
     The Bank received approval, with conditions, from OSFI to use AIRB for material Canadian, U.S. and European portfolios effective November 1, 2007.
The remaining significant credit portfolios are targeted for implementation of
AIRB in November 2010. In the interim period, the Bank will use the standardized approach for these portfolios. As well, the Bank is using the standardized approach to calculate the operational risk capital requirements.
The capital requirements for Market Risk are substantially unchanged for the
Bank.

     Capital ratios
     The Bank continues to maintain a strong capital position. The Tier 1 and the Total capital ratios as at April 30, 2008 under Basel II were 9.6% and
11.7%, respectively, compared to 9.0% and 10.2% at January 31, 2008.
     The increase in the ratios from January 31, 2008, reflects the issuance this quarter of $345 million of non-cumulative preferred shares and
$1.8 billion in subordinated debentures, as well as the impact of the Bank moving to the 90% capital floor this quarter. Partly offsetting this were slightly higher underlying risk-weighted assets, in line with organic growth in assets and the goodwill recorded in the second quarter on the Bank's acquisition of Banco del Desarrollo earlier this fiscal year.
     The tangible common equity (TCE) ratio was 7.5% as at April 30, 2008, compared to 7.2% at January 31, 2008.

     Financial instruments

     Given the nature of the Bank's main business activities, financial instruments make up a substantial portion of the balance sheet and are integral to the Bank's business. There are various measures that reflect the level of risk associated with the Bank's portfolio of financial instruments.
Further discussion of some of these risk measures is included in the Risk
Management section above.
     The methods of determining the fair value of financial instruments are detailed on pages 69 to 70 of the 2007 Annual Report. Management's judgment on valuation inputs is necessary when observable market data is not available, and management applies judgment in the selection of valuation models.
Uncertainty in these estimates and judgments can affect fair value and financial results recorded.
     During this quarter, changes in the fair value of financial instruments generally arose from existing economic, industry and market conditions.
     Total derivative notional amounts were $1,473 billion at April 30, 2008, compared to $1,287 billion at October 31, 2007, with the change occurring across most derivative categories. The percentage of those derivatives held for trading and those held for non-trading or asset liability management was generally unchanged. The credit equivalent amount, after taking into account master netting arrangements and eligible financial collateral, was
$25 billion, compared to $21 billion last year end.

     Off-balance sheet arrangements

     In the normal course of business, the Bank enters into contractual arrangements that are not required to be consolidated in its financial statements. These arrangements are primarily in three categories: Variable
Interest Entities (VIEs), securitizations, and guarantees and other commitments. No material contractual obligations were entered into this quarter by the Bank that are not in the ordinary course of business. Processes for review and approval of these contractual arrangements are unchanged from last year.

     Multi-seller conduits sponsored by the Bank
     The Bank sponsors three multi-seller conduits, two of which are Canadian-
based and one in the U.S. The Bank's primary exposure to these conduits is the liquidity support provided, with total liquidity facilities of $18.2 billion as at April 30, 2008. At quarter-end, the Bank held approximately 2% of the total commercial paper issued by these conduits. The following table presents a summary of the classes of assets held by the Bank's two Canadian multi-
seller conduits as of April 30, 2008:

     <<
     Canada
                                                 Funded   Unfunded      Total
     As at April 30, 2008                        assets     commit-  exposure
     ($ millions)                                            ments         (1)
     -------------------------------------------------------------------------
     Asset classes(2):
     Auto loans/leases                         $  3,629   $    329   $  3,958
     Trade receivables                              207         89        296
     Residential mortgages                          102          2        104
     Other                                        1,411        259      1,670
     -------------------------------------------------------------------------
     Total                                     $  5,349   $    679   $  6,028
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) Exposure to the Bank is through global-style liquidity facilities and letters of guarantee.
     (2) These assets are substantially sourced from Canada.
     >>

     Substantially all of the conduits' assets have been structured to receive credit enhancements from the sellers, including overcollateralization protection or cash reserve accounts. Approximately 18% of the funded assets are externally rated AA- or higher, and the balance of the funded assets have an equivalent rating of AA- or higher based on the Bank's internal rating program. There are no non-investment grade rated assets held in these conduits. The weighted average life of the funded assets is approximately
1.1 years. There is no exposure to U.S. subprime mortgage risk in these conduits.
     The following table presents a summary of the classes of assets held by the Bank's U.S. multi-seller conduit as of April 30, 2008:

     <<
     United States
                                                 Funded   Unfunded      Total
     As at April 30, 2008                        assets     commit-  exposure
     ($ millions)                                            ments         (1)
     -------------------------------------------------------------------------
     Asset classes(2):
     Credit card/consumer receivables          $  1,012   $    675   $  1,687
     Auto loans/leases                            2,836      1,108      3,944
     Trade receivables                            1,552      1,585      3,137
     Loans to closed-end mutual funds               634        835      1,469
     CDOs/CLOs(3)                                   332          -        332

     Other                                        1,122        522      1,644
     -------------------------------------------------------------------------
     Total                                     $  7,488   $  4,725   $ 12,213
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) Exposure to the Bank is through program-wide credit enhancement and global-style liquidity facilities.
     (2) These assets are sourced from the U.S.
     (3) These assets are externally rated AAA.
     >>

     A significant portion of the conduit's assets have been structured to receive credit enhancements from the sellers, including overcollateralization protection or cash reserve accounts. Approximately 22% of the funded assets are externally rated A or higher, and 65% of the funded assets have an equivalent rating of A or higher based on the Bank's internal rating program.
There are no non-investment grade rated assets held in this conduit. The weighted average life of the funded assets is approximately 1.1 years.
Exposure to U.S. subprime mortgage risk is nominal.

     Liquidity facilities provided to non-Bank sponsored conduits
     For conduits not administered by the Bank, liquidity facilities totaled
$1.4 billion as at April 30, 2008, of which $1.3 billion were for U.S. third-
party conduits and $30 million were for Canadian third-party conduits. This was down from $1.7 billion last quarter. The assets of these non-Bank sponsored conduits, which are not administered by the Bank, are substantially rated at or above A. The majority of the liquidity facilities have an original committed term of 364 days, renewable at the option of the Bank. The weighted average life of the underlying assets of these conduits is approximately two years. Exposure to U.S. subprime mortgage risk is nominal.

     Funding vehicles
     The Bank uses special purpose entities (SPEs) to facilitate cost-
efficient financing of its own operations. The Bank has two such SPEs:
Scotiabank Capital Trust and Scotiabank Subordinated Notes Trust that are VIEs and are not consolidated on the Bank's balance sheet, as the Bank is not the primary beneficiary. The Scotiabank Trust Securities and Scotiabank Trust
Subordinated Notes issued by the Trusts are not reported on the Consolidated
Balance Sheet. The deposit notes issued by the Bank to Scotiabank Capital
Trust and Scotiabank Subordinated Notes Trust are reported in Deposits and qualify as regulatory capital. Total deposits recorded by the Bank as at
April 30, 2008, were $3.3 billion. The Bank recorded interest expense of
$49 million on these deposits for the three months ended April 30, 2008.
Further details are available in Note 13 of the October 31, 2007 consolidated financial statements presented in the 2007 Annual Report.

     Other off-balance sheet arrangements
     The Bank may securitize residential mortgages as a means to diversify its funding sources, as this represents a cost-effective means to fund the growth in this portfolio. A further $1.1 billion in residential mortgages were securitized this quarter, bringing the balance of outstanding mortgages securitized to $11.6 billion as at April 30, 2008, compared to $11.2 billion as at January 31, 2008.
     Guarantees and other indirect commitments increased 10% from October 31,
2007. Fees from guarantees and loan commitment arrangements recorded in other income were $57 million for the three-month period ended April 30, 2008, compared to $53 million for the same period a year ago.

     Selected credit instruments

     Mortgage-backed securities

     Non-trading portfolio
     Total mortgage-backed securities held as available-for-sale securities represented approximately 1% of the Bank's total assets as at April 30, 2008.
The holdings as at April 30, 2008, were as follows:

     <<
     As at April 30, 2008                                            Carrying
     ($ millions)                                                       value
     -------------------------------------------------------------------------
     Canadian NHA mortgage-backed securities(1)                      $  5,478
     Commercial mortgage-backed securities                                116
     Other residential mortgage-backed securities                          12
     -------------------------------------------------------------------------
     Total                                                           $  5,606
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) Canada Mortgage and Housing Corporation provides a guarantee of timely payment to NHA mortgage-backed security investors.

     Exposure to U.S. subprime mortgage risk is nominal.

     Trading portfolio
     Total mortgage-backed securities held as trading securities represent less than 0.1% of the Bank's total assets as at April 30, 2008. The holdings as at
April 30, 2008, were as follows:

     As at April 30, 2008                                            Carrying
     ($ millions)                                                       value
     -------------------------------------------------------------------------
     Canadian NHA mortgage-backed securities(1)                      $    389
     Commercial mortgage-backed securities                                 44
     -------------------------------------------------------------------------
     Total                                                           $    433
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) Canada Mortgage and Housing Corporation provides a guarantee of timely payment to NHA mortgage-backed security investors.
     >>

     Montreal Accord Asset-Backed Commercial Paper (ABCP)
     The Bank holds $144 million of Montreal Accord ABCP as available-for-sale securities. This carrying value represents approximately 62% of par value. The
Bank values these securities based on current credit spreads for similar structured asset type exposure and considers the nature of the underlying assets. These securities are currently subject to a restructuring which, if successful, will result in converting these holdings into longer-dated securities. There were no net writedowns relating to ABCP recorded this quarter.

     Collateralized debt obligations and collateralized loan obligations

     Non-trading portfolio
     The Bank has collateralized debt obligation (CDO) and collateralized loan obligation (CLO) investments in its non-trading portfolio which are classified as available-for-sale securities. CDOs and CLOs generally achieve their structured credit exposure either synthetically through the use of structured credit derivatives, or by investing and holding corporate loans or bonds.
These investments are carried at fair value on the Bank's Consolidated Balance
Sheet. Changes in the fair value of cash-based CDOs/CLOs are reflected in
Other Comprehensive Income, unless there has been an other than temporary decline in fair value which is recorded in net income. Changes in fair value of synthetic CDOs/CLOs are reflected in net income. Substantially all of the reference assets of the Bank's CDO and CLO investments are corporate exposures with no U.S. subprime mortgage exposure. Substantially all of these investments are investment grade, with a weighted average rating of AA. Over
70% of these investment holdings are senior tranches with subordination of 9%

or more. Only 8% of the investments are in equity tranches.
     As at April 30, 2008, the fair value of the Bank's investments in CDOs was $435 million. During the second quarter, the Bank recorded a pre-tax loss of $51 million in net income and a pre-tax loss of $26 million in Other
Comprehensive Income, respectively, reflecting changes in the fair value of the CDOs.
     As at April 30, 2008, the fair value of the Bank's investments in CLOs was $789 million. This portfolio is well diversified, as the average individual CLO holding was $8 million. The reduction in fair value of the CLOs recorded in Other Comprehensive Income during the second quarter was
$79 million pre-tax.
     The cumulative unrealized loss recorded in Accumulated Other
Comprehensive Income for cash-based CDOs and CLOs was $158 million as at
April 30, 2008. Since these investments have not experienced a decline in credit quality, and the Bank has the ability and intent to hold these securities until there is a recovery of fair value, these unrealized losses are considered temporary in nature.
     A significant portion of the above movements in fair value relating to
CDOs and CLOs reflects changes in asset prices arising from liquidity challenges and do not reflect a change in underlying credit quality.

     Trading portfolio
     The Bank also holds synthetic CDOs in its trading portfolio as a result of structuring and managing transactions with clients and other financial institutions. Total CDOs purchased and sold in the trading portfolio as at
April 30, 2008, were as follows:

     <<
     Outstanding as at April 30, 2008                                Positive/
                                                          Notional  (negative)
     ($ millions)                                           amount fair value
     -------------------------------------------------------------------------
     CDOs - sold protection                               $  5,887   $   (911)
     CDOs - purchased protection                          $  5,136   $    710
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     To hedge the net exposure, the Bank purchases from or sells CDOs to other financial institutions, along with purchasing and/or selling index tranches or single name credit default swaps (CDSs). Over 90% of these CDO exposures are investment grade equivalent. Approximately 85% of the Bank's credit exposure to CDO swap counter-parties are to entities which are externally or internally rated the equivalent of A- or better, while the balance is fully cash collateralized. These CDOs have no U.S. subprime exposures.

     Structured Investment Vehicles
     As at April 30, 2008, the fair value of the Bank's investments in
Structured Investment Vehicles (SIVs) was $20 million. The Bank does not sponsor, manage or provide liquidity support to SIVs.

     Exposure to monoline insurers
     The Bank has insignificant direct exposure to monoline insurers. The Bank has indirect exposures of $3.2 billion in the form of monoline guarantees which provide enhancement to public finance and other transactions, where the
Bank has provided credit facilities to either the issuers of securities or facilities which hold such securities.
     The securities related to these facilities are primarily rated investment grade without the guarantee, and represent risk the Bank would take without the availability of the guarantee. In the second quarter, the Bank replaced the credit default protection previously provided by an insurance monoline with protection from another swap counterparty which resulted in a modest gain being recorded in Other Income-Trading Revenues.

     Leveraged loans
     The Bank's exposure to highly leveraged loans awaiting to be syndicated as at April 30, 2008 was nominal.

     Common dividend

     The Board of Directors, at its meeting on May 27, 2008, approved an increase in the dividend of 2 cents per common share, for a quarterly dividend of 49 cents per common share. The quarterly dividend applies to shareholders of record as of July 2, 2008, and is payable July 29, 2008. The Bank continues its track record of providing its shareholders with continued dividend growth.

     Outlook

     U.S. economic activity has weakened significantly. Even with the aggressive easing of monetary policy since last summer and substantial fiscal stimulus, the U.S. performance will likely be very subdued over the balance of
2008. Growth trends have begun to soften in Europe and Japan. The pace of activity also is likely to moderate in China, India, Russia and a number of
Latin American countries, although these nations will continue to lead global growth.
     Canadian economic activity has been tempered by the weakening trend in manufacturing exports, although robust demand and high prices for a broad range of commodities have provided an important offset. Even with this support and relatively sound domestic fundamentals, Canadian growth is likely to moderate over the balance of the year.
     Despite difficult markets, the Bank is on track to achieve three of its four key financial and operational targets: ROE, productivity and maintaining strong capital ratios. This is a reflection of the relative strength of the
Bank's businesses and strategies. However, the challenging global financial markets continue to impact earnings and, as a result, it is unlikely that the
Bank will meet its earnings per share growth objective set at the end of last year. At the same time, the rebound in earnings this quarter, the continued
solid asset growth in all three business lines and improved funding costs, all point to a stronger second half in 2008.

     Business Segment Review

     <<
     Domestic Banking
                                                                      For the
                             For the three months ended      six months ended
     -------------------------------------------------------------------------
     (Unaudited)
     ($ millions)
     (Taxable
      equivalent         April 30 January 31   April 30   April 30   April 30
      basis)(1)              2008       2008       2007       2008       2007
     -------------------------------------------------------------------------
     Business segment
      income
     Net interest
      income             $  1,051   $    991   $    942   $  2,042   $  1,895
     Provision for
      credit losses           102         91         66        193        140
     Other income             537        519        530      1,056      1,048
     Non-interest
      expenses                890        889        870      1,779      1,740
     Provision for
      income taxes            174        157        169        331        333
     -------------------------------------------------------------------------
     Net income          $    422   $    373   $    367   $    795   $    730
     Preferred dividends
      paid                      6          6          3         12          5

     -------------------------------------------------------------------------
     Net income available
      to common
      shareholders       $    416   $    367   $    364   $    783   $    725
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     Other measures
     Return on equity(1)    35.3%      30.6%      32.0%      32.9%      31.6%
     Average assets
      ($ billions)       $    172   $    168   $    149   $    170   $    148
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) Refer above for discussion of non-GAAP measures.
     >>

     Domestic Banking reported net income available to common shareholders of
$416 million this quarter, up a substantial $52 million or 14% from the second quarter last year. Compared to the previous quarter, net income available to common shareholders increased $49 million or 13%. The segment contributed 43%
of the Bank's total quarterly net income available to common shareholders.
Return on equity was 35.3% versus 32.0% in the same period last year.
     Average assets before securitization rose $23 billion or 15% from the second quarter last year, due largely to growth of $15 billion or 16% in residential mortgages. Strong mortgage growth was recorded in all sales channels, and resulted in increased market share. Personal revolving credit and business lending volumes also increased. Personal deposit growth of
$8 billion or 11% led to industry-leading year-over-year market share gains.
Growth was recorded in term deposits as well as chequing and savings. The latter increase was due mainly to the acquisition of Dundee Bank. Non-personal deposits rose 7% from growth in both non-personal term and current accounts.
Compared to last quarter, average assets before securitization rose $4 billion or 3% led by growth in retail mortgages and commercial lending. Deposits increased 2% from growth in savings and term deposits.
     Total revenue was up $116 million or 8% from the same period last year, due mainly to higher net interest income driven by strong volume growth.
Quarter over quarter, total revenues rose by $78 million or 5% with increases in both net interest income and other income.
     Net interest income of $1,051 million was up $109 million or 12% from the same quarter last year, due to strong volume growth in both assets and deposits. Average volume growth was reported for most products in retail, small business and commercial banking. The impact of this growth was partially offset by a decrease in the interest margin resulting from increased wholesale funding requirements and the impact of a higher percentage of relatively lower risk, lower yielding mortgages. Compared to last quarter, net interest income rose by 6% due mainly to a decline in short-term interest rates and an increase in the spread between prime and funding costs resulting in an increase in the margin of 14 basis points.
     Other income was $537 million this quarter, in line with the same quarter last year. Higher foreign exchange commissions, transactional service revenues and card revenues were partially offset by a decline in wealth management revenues. The latter arose mainly as a result of lower brokerage revenues due to a decline in new issues and customer trading activity. This was partially offset by higher private client revenues and an increase in mutual funds reflecting market share gains. Compared to last quarter, other income rose by
3%, due mainly to net securities write downs recorded in the first quarter.
     Credit losses of $102 million in the Domestic Banking portfolios were up from both the $66 million in the same quarter last year and $91 million last quarter. Compared to last year, retail provisions increased in line with portfolio growth and the impact of acquiring Scotia Dealer Advantage (formerly
Travelers Leasing). Commercial provisions were higher as the second quarter of
2007 benefited from recoveries and reversals of commercial provisions no longer required. Retail provisions were up moderately quarter over quarter due mainly to volume growth in Scotia Dealer Advantage. Commercial provisions increased slightly over last quarter, relating primarily to two accounts and an increase in Small Business Banking.
     Non-interest expenses increased by 2% from the second quarter last year due in part to growth initiatives, normal salary increases, and the impact of acquisitions. Partly offsetting these expenses were lower stock-based and performance-based compensation. Non-interest expenses were flat quarter over quarter, as increases in spending for growth initiatives and seasonally higher expenses were offset by the impact of lower stock-based compensation and a decline in salaries as a result of the shorter quarter.

     <<
     International Banking
                                                                      For the
                             For the three months ended      six months ended
     -------------------------------------------------------------------------
     (Unaudited)
     ($ millions)
     (Taxable
      equivalent         April 30 January 31   April 30   April 30   April 30
      basis)(1)              2008       2008       2007       2008       2007
     -------------------------------------------------------------------------
     Business segment
      income
     Net interest income $    797   $    731   $    679   $  1,528   $  1,349
     Provision for credit
      losses                   60         30         30         90         49
     Other income             356        309        300        665        597
     Non-interest
      expenses                615        568        577      1,183      1,139
     Provision for income
      taxes                   107        122         44        229         87
     Non-controlling
      interest in net
      income of
      subsidiaries             36         31         31         67         56
     -------------------------------------------------------------------------
     Net income          $    335   $    289   $    297   $    624   $    615
     Preferred dividends
      paid                      9          7          4         16          6
     -------------------------------------------------------------------------
     Net income available
      to common
      shareholders       $    326   $    282   $    293   $    608   $    609
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     Other measures
     Return on equity(1)    17.6%      19.6%      18.7%      18.5%      20.4%
     Average assets
      ($ billions)       $     79   $     70   $     69   $     74   $     67
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) Refer above for discussion of non-GAAP measures.
     >>

     International Banking's net income available to common shareholders in the second quarter was $326 million, an increase of $33 million or 11% from last year, notwithstanding the $42 million negative impact of foreign currency translation, and $44 million or 16% above last quarter. These increases reflected strong volume growth throughout the division, the positive impact of acquisitions and increased margins, partly offset by higher provisions for retail loan losses in Mexico.

     The segment accounted for 34% of the Bank's net income available to common shareholders and had a return on equity of 17.6%.
     Average asset volumes of $79 billion increased $10 billion or 14% from last year, despite the 12% negative impact of foreign currency translation.
The underlying increase was a result of the acquisition in Chile, a 23% rise in commercial loans, primarily in Asia, and robust growth in credit cards and mortgages, up 33% and 24%, respectively. Organic growth in low-cost deposits was also strong at 9%. Compared to last quarter, average assets increased
$9 billion or 13%, with 60% due to organic growth and 40% from acquisitions.
     Total revenues were $1,153 million this quarter, an increase of
$174 million or 18% from the same period last year, including a $112 million negative impact of foreign currency translation. Compared to last quarter, revenues increased $113 million or 11%.
     Net interest income was $797 million this quarter, up $118 million or 17%
from the same period last year, notwithstanding the negative foreign currency translation impact of $79 million. Compared to last quarter, net interest income increased $66 million or 9%. These increases were driven by very strong organic loan and deposit growth across the division, as well as the impact of acquisitions. Net interest margins were up slightly from last year, but were below last quarter, due to net losses from derivatives used for asset/liability management.
     Other income increased $56 million or 19% year over year to $356 million, despite the $33 million negative impact of foreign currency translation. This growth resulted from acquisitions, higher gains on non-trading securities and foreign exchange revenues in Latin America, as well as widespread transaction-
driven growth. Compared to last quarter, other income increased $47 million, due to the positive impact of the change in fair value of certain non-trading securities versus a negative impact last quarter, growth from acquisitions, higher foreign exchange revenues and the positive impact of foreign currency translation.
     The provision for credit losses was $60 million in the second quarter, compared to $30 million in both the same period last year and the prior quarter. The increase from the same quarter last year was due to a combination of factors, including growth in retail assets, an increased delinquency rate in Mexico and lower retail and commercial reversals of provisions no longer required. On a quarter-over-quarter basis, the increase was due primarily to the prior period benefitting from larger recoveries and reversals of commercial provisions no longer required. Retail provisions increased modestly over the prior quarter.
     Non-interest expenses were $615 million this quarter, up 7% or
$38 million from last year. This included a $50 million favourable impact of foreign currency translation offset by a $32 million increase from acquisitions. The remaining increase was due to ongoing business growth initiatives and new branch openings, including higher compensation and performance-based expenses in Mexico and Peru. Compared to last quarter, expenses increased $47 million or 8%, due primarily to an unfavourable impact of foreign exchange translation of $18 million and a $10 million increase from acquisitions. The remaining 3% growth was due to higher expense recoveries in
Latin America in the last quarter, as well as increased advertising and premises expenses.
     The effective tax rate this quarter was 22.0%, compared to 11.9% in the same period last year and 27.6% from last quarter. The increase from last year was due to a higher effective tax rate in Mexico, as tax loss carryforwards have been fully utilized. The decrease from last quarter was due primarily to a higher effective rate in Mexico in the prior quarter, combined with higher earnings in low-tax jurisdictions, mainly in Asia.

     <<
     Scotia Capital
                                                                      For the
                             For the three months ended      six months ended
     -------------------------------------------------------------------------
     (Unaudited)
     ($ millions)

     (Taxable
      equivalent         April 30 January 31   April 30   April 30   April 30
      basis)(1)              2008       2008       2007       2008       2007
     -------------------------------------------------------------------------
     Business segment
      income
     Net interest income $    246   $    274   $    296   $    520   $    565
     Provision for
      credit losses            (9)       (10)       (51)       (19)       (81)
     Other income             292        131        360        423        721
     Non-interest
      expenses                243        191        262        434        521
     Provision for income
      taxes                    49         33        125         82        230
     -------------------------------------------------------------------------
     Net income          $    255   $    191   $    320   $    446   $    616
     Preferred dividends
      paid                      4          4          2          8          4
     -------------------------------------------------------------------------
     Net income available
      to common
      shareholders       $    251   $    187   $    318   $    438   $    612
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     Other measures
     Return on equity(1)    29.6%      22.6%      33.4%      26.2%      32.0%
     Average assets
      ($ billions)       $    167   $    157    $   153   $    162   $    152
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) Refer above for discussion of non-GAAP measures.
     >>

     Scotia Capital contributed net income available to common shareholders of
$251 million this quarter, a decrease of $67 million or 21% from the same period last year, but up $64 million or 34% from last quarter. The decrease compared to the prior year reflects high interest and loan loss recoveries realized last year. The increase over last quarter was due to stronger trading revenues, particularly in derivatives, and precious metals which had a record quarter. Return on equity, while strong at 29.6%, was below the same period last year, which was buoyed by interest and loan loss recoveries. Return on equity this quarter was significantly higher than last quarter's performance.
Scotia Capital contributed 26% of the Bank's net income available to common shareholders.
     Total average assets increased 9% over last year to $167 billion. There was an increase of $3 billion in trading securities and loans to support both client-driven activities and trading opportunities. In addition, there was a
$7 billion or 25% increase in average corporate loans and acceptances across all businesses, primarily from growth in investment grade loans. The increase of $10 billion or 6% from the last quarter reflects growth in both trading and corporate lending assets.
     Total revenues of $538 million decreased $118 million or 18%, compared to the second quarter last year. This was from a substantial decline in U.S.
Corporate Banking revenues due to interest recoveries on impaired loans realized last year, and a loss on non-trading securities recognized in the current quarter. There was also a modest reduction in Global Capital Markets revenues. The $133 million or 33% improvement from last quarter was due to significantly higher trading revenues in Global Capital Markets, which faced challenging market conditions in the previous quarter.
     Net interest income of $246 million decreased 17% from the same period last year, due primarily to the high level of interest recoveries on impaired loans realized last year. This was partially offset by strong corporate loan growth in all regions and an improvement in lending margins in Canada and the
U.S. The decrease from the previous quarter was due primarily to lower interest from trading operations, partially offset by corporate loan growth and higher lending margins.
     This quarter, net recoveries were $9 million compared to net recoveries of $51 million in the same period last year and net recoveries of $10 million last quarter. The net recoveries in the current quarter relate primarily to recoveries and provision reversals in the Canadian and U.S. portfolios, compared to net recoveries in the U.S. last year and Canada and Europe in the previous quarter. There were no new provisions this quarter.
     Other income was $292 million, a decrease of $68 million or 19% from the same period last year. Global Corporate and Investment Banking declined
$62 million due primarily to the loss on non-trading securities which resulted from acquiring a CDO asset under a liquidity asset purchase agreement in the
United States, and lower investment banking revenues. Global Capital Markets decreased 3% as trading revenues in derivatives declined, substantially offset by strong trading revenue growth in foreign exchange and precious metals.
Compared to last quarter, other income increased $161 million due primarily to stronger trading revenues in Global Capital Markets.
     Non-interest expenses were $243 million this quarter, a $19 million or 7%
decrease from the same period last year, due primarily to lower performance-
based compensation and support costs, offset by higher severance and computer costs. Compared to last quarter, higher performance-based compensation, severance costs and computer costs were partially offset by lower professional fees and support costs.

     <<
     Other(1)
                                                                      For the
                             For the three months ended      six months ended
     -------------------------------------------------------------------------
     (Unaudited)
     ($ millions)
     (Taxable
      equivalent         April 30 January 31   April 30   April 30   April 30
      basis)(2)              2008       2008       2007       2008       2007
     -------------------------------------------------------------------------
     Business segment
      income
     Net interest
      income(3)          $   (221)  $   (182)  $   (123)  $   (403)  $   (239)
     Provision for
      credit losses             -          -        (25)         -        (25)
     Other income             114         66        118        180        275
     Non-interest
      expenses                 46         21         17         67         50
     Provision for
      income taxes(3)        (121)      (119)       (52)      (240)       (87)
     -------------------------------------------------------------------------
     Net income          $    (32)  $    (18)  $     55   $    (50)  $     98
     Preferred dividends
      paid                      3          4          2          7          4
     -------------------------------------------------------------------------
     Net income (loss)
      available to
      common
      shareholders       $    (35)  $    (22)  $     53   $    (57)  $     94
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     Other measures
     Average assets
      ($ billions)       $     37   $     34   $     33   $     36   $     31

     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-
         up reported in net interest income and provision for income taxes, differences in the actual amount of costs incurred and charged to the operating segments, and the impact of securitizations.
     (2) Refer above for a discussion of non-GAAP measures.
     (3) Includes the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes for the three months ended April 30, 2008 ($100), January 31, 2008 ($118), and April 30, 2007 ($109), and for the six months ended April 30,
         2008 ($218), and April 30, 2007 ($214), to arrive at the amounts reported in the Consolidated Statement of Income.
     >>

     Net income available to common shareholders was negative $35 million in the second quarter, compared to negative $22 million in the previous quarter and positive $53 million in the same quarter last year.
     Net interest income and the provision for income taxes include the elimination of tax-exempt income gross up. This amount is included in the operating segments, which are reported on a taxable equivalent basis. The elimination was $100 million this quarter, compared to $118 million in the prior quarter and $109 million in the same period last year.
     Total revenue this quarter was negative $107 million, down $102 million from last year and up $9 million from last quarter. Compared to last year, net interest income declined $98 million as a result of the negative impact of changes in the fair value of derivatives used for asset/liability management and higher wholesale funding costs. On a quarter-over-quarter basis, net interest income declined $39 million, due mainly to lower funding profits.
     Other income of $114 million was largely unchanged from last year, and increased $48 million compared to the prior quarter. The quarter-over-quarter growth reflected higher gains on non-trading securities, mainly from write-
downs on certain structured credit instruments recorded in the first quarter and higher securitization revenues.
     Non-interest expenses were $46 million this quarter, an increase of
$29 million from last year and $25 million from last quarter. These increases were due largely to higher legal costs in the current quarter.

     <<
     Total
                                                                      For the
                             For the three months ended      six months ended
     -------------------------------------------------------------------------
     (Unaudited)         April 30 January 31   April 30   April 30   April 30
     ($ millions)            2008       2008       2007       2008       2007
     -------------------------------------------------------------------------
     Business segment
      income
     Net interest income $  1,873   $  1,814   $  1,794   $  3,687   $  3,570
     Provision for credit
      losses                  153        111         20        264         83
     Other income           1,299      1,025      1,308      2,324      2,641
     Non-interest
      expenses              1,794      1,669      1,726      3,463      3,450
     Provision for income
      taxes                   209        193        286        402        563
     Non-controlling
      interest in net
      income of
      subsidiaries             36         31         31         67         56
     -------------------------------------------------------------------------
     Net income          $    980   $    835   $  1,039   $  1,815   $  2,059
     Preferred dividends

      paid                     22         21         11         43         19
     -------------------------------------------------------------------------
     Net income available
      to common
      shareholders       $    958   $    814   $  1,028   $  1,772   $  2,040
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     Other measures
     Return on equity(1)    21.4%      18.3%    22.4%(2)     20.0%    22.4%(2)
     Average assets
      ($ billions)       $    455   $    429   $    404   $    442   $    398
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) Refer above for a discussion of non-GAAP measures.
     (2) Certain comparative amounts in this quarterly report have been restated to conform with current period presentation.

     Geographic Highlights
                                                                      For the
                             For the three months ended      six months ended
     -------------------------------------------------------------------------
                         April 30 January 31   April 30   April 30   April 30
     (Unaudited)             2008       2008       2007       2008       2007
     -------------------------------------------------------------------------
     Net income available
      to common
      shareholders
     ($ millions)
     Canada              $    552   $    494   $    561   $  1,046   $  1,105
     United States             61         22        139         83        302
     Mexico                    75         63        124        138        271
     Other international      348        252        211        600        423
     Corporate
      adjustments             (78)       (17)        (7)       (95)       (61)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
                         $    958   $    814   $  1,028   $  1,772   $  2,040
     -------------------------------------------------------------------------
     Average assets
      ($ billions)
     Canada              $    293   $    285   $    256   $    289   $    254
     United States             29         29         32         29         33
     Mexico                    20         20         22         20         22
     Other international      102         86         85         94         81
     Corporate
      adjustments              11          9          9         10          8
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
                         $    455   $    429   $    404   $    442   $    398
     -------------------------------------------------------------------------

     Quarterly Financial Highlights

                                    For the three months ended
     -------------------------------------------------------------------------
                       April    Jan.   Oct.  July  April    Jan.   Oct.  July
                          30     31     31     31     30     31     31     31
                        2008   2008   2007   2007   2007   2007   2006   2006
     -------------------------------------------------------------------------
     Total revenue

      ($ millions)    $3,172 $2,839 $3,078 $3,201 $3,102 $3,109 $2,868 $2,889
     Total revenue
      (TEB(1))
      ($ millions)     3,272  2,957  3,294  3,302  3,211  3,214  2,999  2,989
     Net income
      ($ millions)       980    835    954  1,032  1,039  1,020    897    936
     Basic earnings
      per share($)      0.97   0.83   0.95   1.03   1.04   1.02   0.90   0.94
     Diluted earnings
      per share($)      0.97   0.82   0.95   1.02   1.03   1.01   0.89   0.93
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) Refer above for a discussion of non-GAAP measures.

     Share Data
                                                                        As at
     -------------------------------------------------------------------------
                                                                     April 30
     (thousands of shares outstanding)                                   2008
     -------------------------------------------------------------------------
     Common shares                                                  986,905(1)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Preferred shares Series 12                                      12,000(2)
     Preferred shares Series 13                                      12,000(3)
     Preferred shares Series 14                                      13,800(4)
     Preferred shares Series 15                                      13,800(5)
     Preferred shares Series 16                                      13,800(6)
     Preferred shares Series 17                                       9,200(7)
     Preferred shares Series 18                                      13,800(8)
     -------------------------------------------------------------------------
     Series 2000-1 trust securities issued by BNS Capital Trust         500(9)
     Series 2002-1 trust securities issued by Scotiabank Capital
      Trust                                                            750(10)
     Series 2003-1 trust securities issued by Scotiabank Capital
      Trust                                                            750(10)
     Series 2006-1 trust securities issued by Scotiabank Capital
      Trust                                                            750(10)
     -------------------------------------------------------------------------
     Scotiabank Trust Subordinated Notes - Series A issued by
      Scotiabank Subordinated Notes Trust                            1,000(10)
     -------------------------------------------------------------------------
     Outstanding options granted under the Stock Option Plans to
      purchase common shares                                     26,972(1)(11)
     -------------------------------------------------------------------------
     (1)  As at May 15, 2008, the number of outstanding common shares and options were 987,652 and 26,224, respectively. The number of other securities disclosed in this table were unchanged.
     (2)  These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.328125 per share.
     (3)  These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.30 per share.
     (4)  These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.28125 per share.
     (5)  These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.28125 per share.
     (6)  These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.328125 per share except for the initial dividend paid on January 28, 2008, which was in an amount of $0.39195 per share.
     (7)  These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.35 per share except for the initial dividend paid on April 28, 2008, in an amount of
          $0.33753 per share.
     (8)  These shares are entitled to non-cumulative preferential cash dividends payable quarterly. The initial dividend, if and when declared, will be payable on July 29, 2008, in an amount of
          $0.4315 per share. Dividends, if and when declared, during the initial five year period ending on April 25, 2013, will be payable in an amount of $0.3125 per share. Subsequent to the initial five-
          year period ending April 25, 2013, and resetting every five years thereafter, the dividends will be determined by the sum of the five year Government of Canada yield and 2.05%, multiplied by
          $25.00.
     (9)  Reported in capital instrument liabilities in the Consolidated
          Balance Sheet.
     (10) Reported in deposits in the Consolidated Balance Sheet.
     (11) Included are 17,586 stock options with tandem stock appreciation right (SAR) features.
     >>

     Further details, including convertibility features, are available in
Notes 13, 14 and 16 of the October 31, 2007, consolidated financial statements presented in the 2007 Annual Report, and Note 5 further below of this report.

     -------------------------------------------------------------------------
     Accounting Policies and Estimates

     The interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). See
Note 1 to the 2007 annual consolidated financial statements for more information about the significant accounting principles used to prepare the financial statements. There were no new significant accounting policies adopted by the Bank during the second quarter of 2008.
     The key assumptions and bases for estimates that management has made under GAAP, and their impact on the amounts reported in the interim consolidated financial statements and notes, remain substantially unchanged from those described in our 2007 Annual Report.
     -------------------------------------------------------------------------

     <<
     Consolidated Statement of Income
                                                                      For the
                             For the three months ended      six months ended
     -------------------------------------------------------------------------
     (Unaudited)         April 30 January 31   April 30   April 30   April 30
     ($ millions)            2008       2008       2007       2008       2007
     -------------------------------------------------------------------------
     Interest income
     Loans               $  3,798   $  3,825   $  3,404   $  7,623   $  6,781
     Securities             1,200      1,168      1,286      2,368      2,417
     Securities purchased
      under resale
      agreements              204        229        283        433        613
     Deposits with banks      260        319        266        579        517
     -------------------------------------------------------------------------
                            5,462      5,541      5,239     11,003     10,328
     -------------------------------------------------------------------------
     Interest expenses
     Deposits               2,948      3,078      2,600      6,026      5,126
     Subordinated
      debentures               36         24         30         60         63
     Capital instrument
      liabilities               9          9         13         18         26
     Other                    596        616        802      1,212      1,543

     -------------------------------------------------------------------------
                            3,589      3,727      3,445      7,316      6,758
     -------------------------------------------------------------------------
     Net interest income    1,873      1,814      1,794      3,687      3,570
     Provision for credit
      losses (Note 3)         153        111         20        264         83
     -------------------------------------------------------------------------
     Net interest income
      after provision for
      credit losses         1,720      1,703      1,774      3,423      3,487
     -------------------------------------------------------------------------
     Other income
     Card revenues             93         95         89        188        182
     Deposit and payment
      services                208        207        199        415        405
     Mutual funds              78         78         73        156        141
     Investment management,
      brokerage and trust
      services                189        186        195        375        383
     Credit fees              140        133        129        273        261
     Trading revenues         123        (44)       151         79        300
     Investment banking       170        164        195        334        389
     Net gain on securities,
      other than trading       59         20         79         79        206
     Other                    239        186        198        425        374
     -------------------------------------------------------------------------
                            1,299      1,025      1,308      2,324      2,641
     -------------------------------------------------------------------------
     Net interest and other
      income                3,019      2,728      3,082      5,747      6,128
     -------------------------------------------------------------------------
     Non-interest expenses
     Salaries and employee
      benefits              1,005        978      1,004      1,983      2,007
     Premises and
      technology              359        327        329        686        656
     Communications            80         75         75        155        148
     Advertising and
      business development     78         69         70        147        146
     Professional              68         45         48        113         93
     Business and capital
      taxes                    38         14         34         52         73
     Other                    166        161        166        327        327
     -------------------------------------------------------------------------
                            1,794      1,669      1,726      3,463      3,450
     -------------------------------------------------------------------------
     Income before the
      undernoted            1,225      1,059      1,356      2,284      2,678
     Provision for income
      taxes                   209        193        286        402        563
     Non-controlling
      interest in net
      income of
      subsidiaries             36         31         31         67         56
     -------------------------------------------------------------------------
     Net income          $    980   $    835   $  1,039   $  1,815   $  2,059
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Preferred dividends
      paid                     22         21         11         43         19
     -------------------------------------------------------------------------
     Net income
      available to
      common
      shareholders       $    958   $    814   $  1,028   $  1,772   $  2,040

     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Average number of
      common shares
      outstanding
      (millions):
       Basic                  986        985        992        985        992
       Diluted                992        992      1,001        992      1,001
     -------------------------------------------------------------------------
     Earnings per
      common share
      (in dollars):
       Basic             $   0.97   $   0.83   $   1.04   $   1.80   $   2.06
       Diluted           $   0.97   $   0.82   $   1.03   $   1.79   $   2.04
     -------------------------------------------------------------------------
     Dividends per common
      share (in dollars) $   0.47   $   0.47   $   0.42   $   0.94   $   0.84
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Certain comparative amounts have been reclassified to conform with current period presentation.

     The accompanying notes are an integral part of these interim consolidated financial statements.

     Consolidated Balance Sheet
                                                     As at
     -------------------------------------------------------------------------
                                    April 30 January 31 October 31   April 30
     (Unaudited) ($ millions)           2008       2008       2007       2007
     -------------------------------------------------------------------------
     Assets
     Cash resources
     Cash and non-interest-bearing
      deposits with banks           $  2,641   $  2,816   $  2,138   $  2,532
     Interest-bearing deposits with
      banks                           26,178     29,431     23,011     23,967
     Precious metals                   3,668      4,164      4,046      4,623
     -------------------------------------------------------------------------
                                      32,487     36,411     29,195     31,122
     -------------------------------------------------------------------------
     Securities
     Trading                          62,138     60,702     59,685     71,547
     Available-for-sale               34,322     32,992     28,426     28,474
     Equity accounted investments        802        788        724        153
     -------------------------------------------------------------------------
                                      97,262     94,482     88,835    100,174
     -------------------------------------------------------------------------
     Securities purchased under
      resale agreements               15,323     20,362     22,542     25,867
     -------------------------------------------------------------------------
     Loans
     Residential mortgages           108,382    105,532    102,154     94,706
     Personal and credit cards        45,273     43,513     41,734     40,408
     Business and government         104,928    101,389     85,500     83,424
     -------------------------------------------------------------------------
                                     258,583    250,434    229,388    218,538
     Allowance for credit losses
      (Note 3)                         2,490      2,451      2,241      2,505
     -------------------------------------------------------------------------
                                     256,093    247,983    227,147    216,033
     -------------------------------------------------------------------------

     Other
     Customers' liability under
      acceptances                     11,782     12,518     11,538     10,277
     Derivative instruments           25,638     25,217     21,960     16,186
     Land, buildings and equipment     2,506      2,460      2,271      2,308
     Goodwill                          2,162      1,266      1,134      1,176
     Other intangible assets             263        273        273        301
     Other assets                      9,057      8,450      6,615      8,266
     -------------------------------------------------------------------------
                                      51,408     50,184     43,791     38,514
     -------------------------------------------------------------------------
                                    $452,573   $449,422   $411,510   $411,710
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Liabilities and shareholders'
      equity
     Deposits
     Personal                       $109,994   $108,219   $100,823   $ 97,218
     Business and government         176,878    175,772    161,229    157,919
     Banks                            35,566     32,806     26,406     36,466
     -------------------------------------------------------------------------
                                     322,438    316,797    288,458    291,603
     -------------------------------------------------------------------------
     Other
     Acceptances                      11,782     12,518     11,538     10,277
     Obligations related to
      securities sold under
      repurchase agreements           27,446     32,967     28,137     29,577
     Obligations related to
      securities sold short           15,028     13,570     16,039     21,521
     Derivative instruments           24,010     25,046     24,689     14,167
     Other liabilities                26,412     25,333     21,138     21,023
     Non-controlling interest in
      subsidiaries                       588        548        497        496
     -------------------------------------------------------------------------
                                     105,266    109,982    102,038     97,061
     -------------------------------------------------------------------------
     Subordinated debentures
      (Note 4)                         3,946      2,150      1,710      2,301
     -------------------------------------------------------------------------
     Capital instrument liabilities      500        500        500        750
     -------------------------------------------------------------------------
     Shareholders' equity
     Capital stock
       Preferred shares (Note 5)       2,210      1,865      1,635      1,290
       Common shares and contributed
        surplus                        3,643      3,614      3,566      3,539
     Retained earnings                18,300     17,809     17,460     16,763
     Accumulated other comprehensive
      income (loss) (Note 6)          (3,730)    (3,295)    (3,857)    (1,597)
     -------------------------------------------------------------------------
                                      20,423     19,993     18,804     19,995
     -------------------------------------------------------------------------
                                    $452,573   $449,422   $411,510   $411,710
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Certain comparative amounts have been reclassified to conform with current period presentation.

     The accompanying notes are an integral part of these interim consolidated financial statements.

     Consolidated Statement of Changes in Shareholders' Equity

                                                     For the six months ended
     -------------------------------------------------------------------------
                                                          April 30   April 30
     (Unaudited) ($ millions)                                 2008       2007
     -------------------------------------------------------------------------
     Preferred shares
     Balance at beginning of period                       $  1,635   $    600
     Issued                                                    575        690
     -------------------------------------------------------------------------
     Balance at end of period                                2,210      1,290
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Common shares
     Balance at beginning of period                          3,566      3,425
     Issued                                                     77        130
     Purchased for cancellation                                  -        (16)
     -------------------------------------------------------------------------
     Balance at end of period                                3,643      3,539
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Retained earnings
     Balance at beginning of period                         17,460     15,843
     Cumulative effect of adopting new accounting policies       -     (61)(1)
     -------------------------------------------------------------------------
                                                            17,460     15,782
     Net income                                              1,815      2,059
     Dividends:   Preferred                                    (43)       (19)
                  Common                                      (926)      (833)
     Purchase of shares                                          -       (218)
     Other                                                      (6)        (8)
     -------------------------------------------------------------------------
     Balance at end of period                               18,300     16,763
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Accumulated other comprehensive income (loss)
     Balance at beginning of period                         (3,857)    (2,321)
     Cumulative effect of adopting new accounting policies       -      683(1)
     Other comprehensive income                                127         41
     -------------------------------------------------------------------------
     Balance at end of period                               (3,730)    (1,597)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Total shareholders' equity at end of period          $ 20,423   $ 19,995
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Consolidated Statement of Comprehensive Income

                                                For the               For the
                                     three months ended      six months ended
     -------------------------------------------------------------------------
                                    April 30   April 30   April 30   April 30
     (Unaudited) ($ millions)           2008       2007       2008       2007
     -------------------------------------------------------------------------
     Comprehensive income
     Net income                     $    980   $  1,039   $  1,815   $  2,059
     -------------------------------------------------------------------------
     Other comprehensive income
      (loss), net of income taxes
      (Note 6):
       Net change in unrealized
        foreign currency translation

        losses                           (85)      (588)       800        (66)
       Net change in unrealized
        gains on available-for-sale
        securities                      (210)        17       (270)        65
       Net change in gains (losses)
        on derivative instruments
        designated as cash flow
        hedges                          (140)        20       (403)        42
     -------------------------------------------------------------------------

     Other comprehensive income
      (loss)                            (435)      (551)       127         41
     -------------------------------------------------------------------------

     Comprehensive income           $    545   $    488   $  1,942   $  2,100
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Certain comparative amounts have been reclassified to conform with current period presentation.

     (1) Refer to Note 1 for discussion of new accounting policies related to financial instruments adopted in the first quarter of 2007.

     The accompanying notes are an integral part of these interim consolidated financial statements.

     Condensed Consolidated Statement of Cash Flows

                                                For the               For the
                                     three months ended      six months ended
     -------------------------------------------------------------------------
     Sources (uses) of cash flows   April 30   April 30   April 30   April 30
     (Unaudited) ($ millions)           2008       2007       2008       2007
     -------------------------------------------------------------------------
     Cash flows from operating
      activities
     Net income                     $    980   $  1,039   $  1,815   $  2,059
     Adjustments to determine net
      cash flows from (used in)
      operating activities               (23)        85        216         36
     Net accrued interest
      receivable and payable             (11)      (115)       233          3
     Trading securities               (1,200)    (8,139)    (1,531)    (9,331)
     Derivative assets                   242     (4,618)      (885)    (4,437)
     Derivative liabilities           (1,666)     2,667     (3,408)     1,489
     Other, net                          648     (2,227)     1,502     (2,389)
     -------------------------------------------------------------------------

                                      (1,030)   (11,308)    (2,058)   (12,570)
     -------------------------------------------------------------------------
     Cash flows from financing
      activities
     Deposits                          4,007     21,175     21,337     28,582
     Obligations related to
      securities sold under
      repurchase agreements           (5,841)       574     (1,612)    (4,062)
     Obligations related to
      securities sold short            1,430      3,699     (1,336)     8,349
     Preferred shares issued             345        345        575        690
     Common shares issued                 27         20         63         85
     Common shares redeemed/
      purchased for cancellation           -       (234)         -       (234)
     Subordinated debentures issued    1,800          -      2,194          -

     Cash dividends paid                (485)      (428)      (969)      (852)
     Other, net                         (477)     1,834        949      2,757
     -------------------------------------------------------------------------
                                         806     26,985     21,201     35,315
     -------------------------------------------------------------------------
     Cash flows from investing
      activities
     Interest-bearing deposits with
      banks                            3,558     (4,665)    (1,621)    (6,202)
     Securities purchased under
      resale agreements                5,150     (1,872)     7,687       (296)
     Loans, excluding
      securitizations                 (8,823)    (8,482)   (22,333)   (16,231)
     Loan securitizations              1,142        595      1,692      1,443
     Securities, other than trading,
      net                               (869)    (1,061)    (2,904)      (895)
     Land, buildings and equipment,
      net of disposals                   (90)       (44)      (185)      (164)
     Other, net(1)                       (35)       (37)    (1,081)      (119)
     -------------------------------------------------------------------------
                                          33    (15,566)   (18,745)   (22,464)
     -------------------------------------------------------------------------
     Effect of exchange rate changes
      on cash and cash equivalents        16        (87)       105        (29)
     -------------------------------------------------------------------------
     Net change in cash and cash
      equivalents                       (175)        24        503        252
     Cash and cash equivalents at
      beginning of period              2,816      2,508      2,138      2,280
     -------------------------------------------------------------------------
     Cash and cash equivalents at
      end of period(2)              $  2,641   $  2,532   $  2,641   $  2,532
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Cash disbursements made for:
       Interest                     $  3,571   $  3,452   $  7,224   $  7,246
       Income taxes                 $    423   $    333   $    754   $    616
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Certain comparative amounts have been reclassified to conform with current period presentation.

     (1) For the three and six months ended April 30, 2008, comprises investments in subsidiaries, net of cash and cash equivalents at the date of acquisition of $2 and $37, respectively (April 30, 2007 - nil and $3, respectively), and net of non-cash consideration of common shares issued from treasury of nil and nil, respectively (April 30,
         2007 - $11 and $15, respectively).
     (2) Represents cash and non-interest-bearing deposits with banks.

     The accompanying notes are an integral part of these interim consolidated financial statements.

     Notes to the Interim Consolidated Financial Statements (Unaudited)

     These interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). They
should be read in conjunction with the consolidated financial statements for the year ended October 31, 2007. The significant accounting policies used in the preparation of these interim consolidated financial statements are consistent with those used in the Bank's year-end audited consolidated financial statements.

     1.  Changes in accounting policies

         There were no new accounting policies adopted in the current fiscal year. Note 1 to the Bank's 2007 annual audited consolidated financial statements describes accounting policy changes.

     2.  Sales of loans through securitizations

         The Bank securitizes residential mortgages through the creation of mortgage-backed securities. No credit losses are expected, as the mortgages are insured. For the quarter ended April 30, 2008, the key weighted-average assumptions used to measure the fair value at the dates of securitization were a prepayment rate of 20%, an excess spread of 1.5% and a discount rate of 3.5%. The following table summarizes the Bank's sales:

                                                                      For the
                             For the three months ended      six months ended
     -------------------------------------------------------------------------
                         April 30 January 31   April 30   April 30   April 30
     ($ millions)            2008       2008       2007       2008       2007
     -------------------------------------------------------------------------
     Net cash
      proceeds(1)        $  1,142   $    550   $    595   $  1,692   $  1,443
     Retained interest         37         16         17         53         49
     Retained servicing
      liability                (6)        (4)        (4)       (10)       (11)
     -------------------------------------------------------------------------
                            1,173        562        608      1,735      1,481
     Residential
      mortgages
      securitized           1,142        555        605      1,697      1,466
     -------------------------------------------------------------------------
     Net gain (loss)
      on sale            $     31   $      7   $      3   $     38   $     15
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) Excludes insured mortgages which were securitized and retained by the
         Bank of $555 for the three months ended April 30, 2008
         (January 31, 2008 - $1,351; April 30, 2007 - $182), and $1,906 for
         the six months ended April 30, 2008 (April 30, 2007 - $708). As at
         April 30, 2008, the outstanding balance of mortgage-backed securities was $5,276, and these assets have been classified as available-for-
         sale securities.

     3.  Impaired loans and allowance for credit losses

     (a) Impaired loans
                                                            As at
     -------------------------------------------------------------------------
                                               April 30 January 31 October 31
                                                   2008       2008       2007
     -------------------------------------------------------------------------
                                    Specific
     ($ millions)           Gross  allowance(1)     Net        Net        Net
     -------------------------------------------------------------------------
     By loan type:
       Residential
        mortgages        $    419   $    182   $    237   $    300   $    203
       Personal and
        credit cards          689        521        168         21         51
       Business and
        government            904        464        440        368        347

     -------------------------------------------------------------------------
     Total               $  2,012   $  1,167   $    845   $    689   $    601
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     By geography:
       Canada                                  $    309   $    280   $    231
       United States                                  4         10          4
       Other International                          532        399        366
     -------------------------------------------------------------------------
     Total                                     $    845   $    689   $    601
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) The specific allowance for impaired loans evaluated on an individual basis totalled $464 (January 31, 2008 - $494; October 31, 2007 -
         $383).

     (b) Allowance for credit losses

         The following table summarizes the change in the allowance for credit losses.

                                                                      For the
                             For the three months ended      six months ended
     -------------------------------------------------------------------------
                         April 30 January 31   April 30   April 30   April 30
     ($ millions)            2008       2008       2007       2008       2007
     -------------------------------------------------------------------------
     Balance at
      beginning of
      period             $  2,462   $  2,252   $  2,631   $  2,252   $  2,618
     Write offs              (190)      (194)      (136)      (384)      (304)
     Recoveries                51         51         64        102         98
     Provision for
      credit losses           153        111       20(4)       264         83
     Other, including
      foreign exchange
      adjustment               22        242        (63)       264         21
     -------------------------------------------------------------------------
     Balance at the end
      of period(1)(2)(3) $  2,498   $  2,462   $  2,516   $  2,498   $  2,516
     -------------------------------------------------------------------------
     (1) As at April 30, 2008, includes $149 of specific allowance and $25 of general allowances relating to acquisition of a new subsidiary
         (January 31, 2008 - $177 and nil, respectively; April 30, 2007 - $27 and $16, respectively), which may change as the valuation of the acquired loan assets is finalized.
     (2) As at April 30, 2008, $8 has been recorded in other liabilities
         (January 31, 2008 - $11; April 30, 2007 - $11).
     (3) As at April 30, 2008, the general allowance for credit losses was
         $1,323 (January 31, 2008 - $1,298; April 30, 2007 - $1,298).
     (4) Net of reduction in general allowance of $25.

     4.  Subordinated debentures

         Subordinated debentures totaling $300 million were issued on
         January 31, 2008, and will mature on January 31, 2018. Interest is payable semi-annually in arrears, commencing on July 31, 2008, at
         5.30% per annum until January 31, 2013. From January 31, 2013, until maturity, interest is payable at an annual rate equal to the 90-day
         Bankers' Acceptance Rate plus 1.90%, payable quarterly commencing
         April 30, 2013. The subordinated debentures are redeemable by the

         Bank at any time, subject to written approval of the Superintendent of Financial Institutions Canada. The subordinated debentures qualify as Tier 2B capital.

         Subordinated debentures totaling (Yen)10 billion were issued on
         November 20, 2007, and will mature on November 20, 2037. Interest is payable semi-annually in arrears, commencing on May 20, 2008, at an annual rate of 3.015%. The subordinated debentures are redeemable by the Bank on November 20, 2017, with the prior written approval of the
         Superintendent of Financial Institutions Canada. The subordinated debentures qualify as Tier 2B capital.

         Subordinated debentures totaling $1,700 million were issued on
         March 27, 2008, and will mature on March 27, 2018. Interest is payable semi-annually in arrears, commencing on September 29, 2008, at 4.99% per annum up until March 27, 2013. From March 27, 2013, until maturity, interest is payable at an annual rate equal to the
         90-day Bankers' Acceptance Rate plus 2.00%, payable quarterly in arrears commencing on June 27, 2013. The subordinated notes are redeemable by the Bank at any time, subject to written approval of the Superintendent of Financial Institutions Canada. The subordinated debentures qualify as Tier 2B capital.

         Subordinated debentures totalling (Yen)10 billion were issued on
         April 9, 2008, and will mature on April 9, 2038. Interest is payable semi-annually in arrears, commencing on October 9, 2008, at an annual interest rate of 3.37%. The subordinated debentures are redeemable by the Bank on April 9, 2018, with the prior written approval of the
         Superintendent of Financial Institutions Canada. The subordinated debentures qualify as Tier 2B capital.

     5.  Capital management

         The Bank has a capital management process in place to measure, deploy and monitor its available capital and assess its adequacy. This capital management process aims to achieve three major objectives:
         exceed regulatory thresholds and meet longer-term internal capital targets, maintain strong credit ratings and provide the Bank's shareholders with acceptable returns.

         Capital is managed in accordance with the Board-approved Capital
         Management Policy. Senior executive management develop the capital strategy and oversee the capital management processes of the Bank.
         The Bank's Finance, Group Treasury and Global Risk Management (GRM)
         groups are key in implementing the Bank's capital strategy and managing capital. Capital is managed using both regulatory capital measures and internal metrics.

         Although the Bank is subject to several capital regulations in the different business lines and countries in which the Bank operates, capital adequacy is managed on a consolidated Bank basis. The Bank also takes measures to ensure its subsidiaries meet or exceed local regulatory capital requirements. The primary regulator of its consolidated capital adequacy is the Office of the Superintendent of
         Financial Institutions Canada (OSFI). The capital adequacy regulations in Canada are largely consistent with international standards set by the Bank for International Settlements. A revised
         Basel Capital Framework (Basel II) was adopted by the Bank and other
         Canadian banks effective this fiscal year.

         Effective November 1, 2007, regulatory capital ratios are determined in accordance with the revised capital framework, based on the
         International Convergence of Capital Measurement and Capital
         Standards: A Revised Framework, commonly known as Basel II. Changes to the computation of regulatory capital from the previous framework
         (Basel I) are primarily the amount and categorization of prescribed inclusions and deductions from capital, such as the calculation of the eligible allowance deduction and the deduction for specified corporations (such as insurance entities and associated
         corporations), which is now split between two categories of capital.
         In addition, the computation of risk-weighted assets was revised to more closely align risk weight parameters with the individual risk profile of banks by introducing substantive changes to prescribed risk weights for credit risk exposures, including the use of internally derived credit risk parameters, and introducing an explicit new risk weight for operational risk. Capital requirements for market risk were generally unchanged.

         Once banks demonstrate full compliance with the AIRB requirements, and OSFI has approved its use, they may proceed to apply the AIRB approach in computing capital requirements. However, in order to limit sudden declines in the capital levels for the industry in aggregate, capital floors were introduced for the first two years after full implementation of AIRB. A capital floor of 90% of the
         Basel I calculation will apply in the first year of full approval and
         80% in the second year, if required. In the second quarter, the Bank received regulatory approval to move to the 90% floor.

         The Bank received approval, with conditions, from OSFI to use AIRB for material Canadian, U.S. and European portfolios effective
         November 1, 2007. The remaining credit portfolios are targeted to implement AIRB in November 2010. In the interim period, the Bank will use the standardized approach for these portfolios. As well, the Bank is using the standardized approach to calculate the operational risk capital requirements.

         Total regulatory capital is composed of Tier 1 and Tier 2 capital as follows:

                                                            As at
         ---------------------------------------------------------------------
                                               April 30 January 31 October 31
         (unaudited) ($ millions)                  2008       2008     2007(1)
         ---------------------------------------------------------------------
         Shareholders' equity per Consolidated
          Balance Sheet                        $ 20,423   $ 19,993   $ 18,804
         Add:  Capital instrument liabilities
                - trust securities                2,750      2,750      2,750
               Non-controlling interest in
                subsidiaries                        588        548        497
         Less: Goodwill                          (2,162)    (1,266)    (1,134)
               Components of accumulated other
                comprehensive income excluded
                from Tier 1 capital                 (19)      (369)      (692)
               Other capital deductions(2)         (507)      (490)         -
         ---------------------------------------------------------------------
         Tier 1 capital                        $ 21,073   $ 21,166   $ 20,225
         ---------------------------------------------------------------------
         Qualifying subordinated debentures,
          net of amortization                     3,659      1,859      1,452
         Capital instrument liabilities
          - trust subordinated notes              1,000      1,000      1,000
         Other net capital items(3)                (144)      (151)       304
         ---------------------------------------------------------------------
         Tier 2 capital                        $  4,515   $  2,708   $  2,756
         ---------------------------------------------------------------------
         Total regulatory capital              $ 25,588   $ 23,874   $ 22,981
         ---------------------------------------------------------------------

         ---------------------------------------------------------------------
         (1)  Effective November 1, 2007, regulatory capital is determined in accordance with Basel  II. The comparative amounts as at
              October 31, 2007 were determined in accordance with Basel I.
         (2)  Comprised primarily of 50% of investments in certain specified corporations acquired after January 1, 2007. Prior to
              November 1, 2007, 100% of investments in certain specified corporations was deducted from Tier 2 capital; commencing
              November 1, 2007, those acquired after January 1, 2007, are now split 50:50 between Tier 1 and Tier 2.
         (3)  Comprised mainly of eligible allowance for credit losses and net after-tax unrealized gain on available-for-sale securities less prescribed deductions including investments in specified
              corporations.

         The two primary regulatory capital ratios used to assess capital adequacy are Tier 1 and Total capital ratios, which are determined by dividing those capital components by risk-weighted assets. Risk-
         weighted assets are computed by applying a combination of the Bank's internal credit risk parameters and OSFI prescribed risk weights to on-and off-balance sheet exposures.

         The regulatory minimum ratios prescribed by OSFI are 7% for Tier 1 capital and 10% for Total capital. The Bank exceeded these minimum ratio thresholds as at April 30, 2008, and January 31, 2008. OSFI has
         also prescribed an asset-to-capital leverage maximum of 20:1. The
         Bank was in compliance with this threshold as at April 30, 2008, and
         January 31, 2008.

         Significant capital transactions

         In the first quarter of 2007, the Bank initiated a normal course issuer bid to purchase up to 20 million of the Bank's common shares.
         This represented approximately 2% of the Bank's common shares outstanding as at December 31, 2007. The bid terminated on
         January 11, 2008. The Bank did not purchase any common shares pursuant to this bid during the first quarter.

         Series 17 non-cumulative preferred shares totaling $230 million were issued on January 31, 2008, and are entitled to non-cumulative preferential cash dividends payable quarterly, if and when declared, in an amount per share of $0.35. The initial dividend, paid on
         April 28, 2008, was $0.33753 per share. With regulatory approval, the shares may be redeemed by the Bank on or after April 26, 2013, at
         $26.00 per share, together with declared and unpaid dividends to the date then fixed for redemption, and thereafter at annually declining premiums until April 26, 2017, following which no redemption premium is payable. These preferred shares qualify as Tier 1 capital.

         Series 18 non-cumulative 5-year rate reset preferred shares totaling
         $300 million and $45 million were issued on March 25, 2008, and
         March 27, 2008, respectively. Holders are entitled to receive fixed non-cumulative preferential cash dividends payable quarterly, if and when declared, in an amount of $0.3125 per share for the initial five-year fixed rate period ending on April 25, 2013. The initial dividend, if and when declared, will be payable on July 29, 2008, and will be $0.4315 per share. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the 5-year Government of Canada yield and 2.05%, multiplied by $25.00. Holders of Series 18 preferred shares have the option to convert their shares into an equal number of Series 19 non-cumulative floating rate preferred shares on April
         26, 2013, and on April 26 every five years thereafter. Series 19 preferred shares are entitled to receive floating rate non-cumulative preferential cash dividends, if and when declared, in an amount per share equal to the sum of the T-bill rate and 2.05%, multiplied by
         $25.00. If the Bank determines that, after giving effect to any
         Election Notices received, there would be less than 1,000,000
         Series 18 preferred shares issued and outstanding on the applicable
         Series 18 Conversion Date, all of the issued and outstanding
         Series 18 preferred shares will automatically be converted on such
         Series 18 Conversion Date into an equal number of Series 19 preferred shares. With prior written approval of the Superintendent of
         Financial Institutions Canada, Series 18 preferred shares and, if applicable, Series 19 preferred shares, are redeemable by the Bank.
         These shares are redeemable at $25.00 per share on April 26, 2018, and every 5 years thereafter. On all other dates beginning April 26,
         2013, Series 19 preferred shares are redeemable at $25.00 per share plus a redemption premium of $0.50 per share. These preferred shares qualify as Tier 1 capital.

     6.  Accumulated other comprehensive income (loss)

         The components of accumulated other comprehensive income (loss) as at
         April 30, 2008, and other comprehensive income (loss) for the six months then ended were as follows:

     Accumulated other comprehensive income (loss)

                                           As at and for the six months ended
     -------------------------------------------------------------------------
                                            Opening          Net       Ending
                                            balance       change      balance
                                        --------------------------------------
                                         October 31                  April 30
     ($ millions)                              2007                      2008
     -------------------------------------------------------------------------
     Unrealized foreign
      currency translation
      gains (losses), net
      of hedging activities              $   (4,549)  $      800   $(3,749)(1)
     Unrealized gains
      (losses) on available-
      for-sale securities,
      net of hedging
      activities                                639         (270)       369(2)
     Gains (losses) on
      derivative instruments
      designated as
      cash flow hedges                           53         (403)     (350)(3)
     -------------------------------------------------------------------------
     Accumulated other
      comprehensive
      income (loss)                      $   (3,857)  $      127   $   (3,730)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                                           As at and for the six months ended
     -------------------------------------------------------------------------
                               Opening   Transition          Net       Ending
                               balance       amount       change      balance
                           ---------------------------------------------------
                            October 31   November 1                  April 30
     ($ millions)                 2006         2006                      2007
     -------------------------------------------------------------------------
     Unrealized foreign

      currency translation
      gains (losses), net
      of hedging activities $   (2,321)  $        -   $      (66)  $(2,387)(1)
     Unrealized gains
      (losses) on available-
      for-sale securities,
      net of hedging
      activities                     -          706           65        771(2)
     Gains (losses) on
      derivative instruments
      designated as
      cash flow hedges               -          (23)          42         19(3)
     -------------------------------------------------------------------------
     Accumulated other
      comprehensive
      income (loss)         $   (2,321)  $      683   $       41   $   (1,597)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) Net of income tax expense of $574 (April 30, 2007 -  nil).
     (2) Net of income tax expense of $186 (April 30, 2007 - $427). Also, the net unrealized gain as at April 30, 2008 includes unrealized losses of $417 (April 30, 2007 - $147) after tax on the available-for-sale securities.
     (3) Net of income tax benefit of $163 (April 30, 2007 -  expense of $8).

         Other comprehensive income (loss)

         The following table summarizes the changes in the components of other comprehensive income (loss).

                                                For the               For the
                                     three months ended      six months ended
         ---------------------------------------------------------------------
                                    April 30   April 30   April 30   April 30
         ($ millions)                   2008       2007       2008       2007
         ---------------------------------------------------------------------
         Net change in unrealized
          foreign currency
          translation losses
         Net unrealized foreign
          currency translation
          gains (losses)(1)         $    182   $ (1,009)  $  1,323   $   (117)
         Net gains (losses) on
          hedges of net investments
          in self-sustaining foreign
          operations(2)                 (267)       421       (523)        51
         ---------------------------------------------------------------------
                                         (85)      (588)       800        (66)
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------
         Net change in unrealized
          gains on available-for-
          sale securities
         Net unrealized gains
          (losses) on available-
          for-sale securities(3)        (151)        70       (143)       141
         Reclassification of net
          gains to net income(4)         (59)       (53)      (127)       (76)
         ---------------------------------------------------------------------
                                        (210)        17       (270)        65
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------
         Net change in gains (losses)

          on derivative instruments
          designated as cash flow
          hedges
         Net gains (losses) on
          derivative instruments
          designated as cash flow
          hedges(5)                       22       (113)       300        134
         Reclassification of net
          (gains) losses to net
          income(6)                     (162)       133       (703)       (92)
         ---------------------------------------------------------------------
                                        (140)        20       (403)        42
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------
         Other comprehensive income $   (435)  $   (551)  $    127   $     41
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------
         (1)  For the three and six months ended April 30, 2008, net of income tax expense of nil (April 30, 2007 - nil).
         (2)  For the three and six months ended April 30, 2008, net of income tax expense of $241 and $147, respectively. (April 30, 2007 -
              nil and nil, respectively).
         (3)  For the three and six months ended April 30, 2008, net of income tax benefit of $58 and $104, respectively (April 30, 2007 -
              expense of $36 and $82, respectively).
         (4)  For the three and six months ended April 30, 2008, net of income tax expense of $32 and $48, respectively (April 30, 2007 - $23 and $37, respectively).
         (5)  For the three and six months ended April 30, 2008, net of income tax expense of $12 and $138, respectively (April 30, 2007 -
              benefit of $58 and expense of $67, respectively).
         (6)  For the three and six months ended April 30, 2008, net of income tax expense of $75 and $326, respectively (April 30, 2007 -
              benefit of $67 and expense of $46, respectively).

     7.  Financial instruments

         Financial risk management

         The Bank's principal business activities result in a balance sheet that consists primarily of financial instruments. In addition, the
         Bank uses derivative financial instruments for both trading and asset/liability management purposes. The principal financial risks that arise from transacting financial instruments include credit risk, liquidity risk and market risk. The Bank has a comprehensive risk management framework to monitor, evaluate and manage these risks. This risk management framework has four main components, as follows:

         -  extensive risk management policies define the Bank's risk appetite, set the limits and controls within which the Bank and its subsidiaries can operate, and reflect the requirements of regulatory authorities. These policies are approved by the Bank's
            Board of Directors, either directly or through the Executive and
            Risk Committee, (the Board);

         -  guidelines are developed to clarify risk limits and conditions under which the Bank's risk policies are implemented;

         -  processes are implemented to identify, evaluate, document, report and control risk. Standards define the breadth and quality of information required to make a decision; and

         -  compliance with risk policies, limits and guidelines is measured, monitored and reported to ensure consistency against defined goals.

         Credit risk

         Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank. The Bank's credit risk strategy and credit risk policy are developed by Global Risk Management (GRM) and are reviewed and approved by the Board on an annual basis. The credit risk strategy defines target markets and risk tolerances that are developed at an all-Bank level, and then further refined at the business line level. The objectives of the credit risk strategy are to ensure that, for the Bank, including the individual business lines:

         -  target markets and product offerings are well defined;

         -  the risk parameters for new underwritings and for the portfolios as a whole are clearly specified; and

         -  transactions, including origination, syndication, loan sales and hedging, are managed in a manner to ensure the goals for the overall portfolio are met.

         The credit risk policy sets out, among other things, the credit risk rating systems and associated parameter estimates, the delegation of authority for granting credit, the calculation of the allowance for credit losses and the authorization of writeoffs. It forms an integral part of enterprise-wide policies and procedures that encompass governance, risk management and control structure.

         The Bank's credit risk rating systems are designed to support the determination of key credit risk parameter estimates which measure credit and transaction risk. For non-retail exposures, parameters are associated with each credit facility through the assignment of borrower and transaction ratings. Borrower risk is evaluated using methodologies that are specific to particular industry sectors and/or business lines. The risk associated with facilities of a given borrower is assessed by considering the facilities' structural and collateral-related elements. For retail portfolios, each exposure has been assigned to a particular pool (real estate secured, other retail
         - term lending, unsecured revolving) and within each pool to a risk grade. This process provides for a meaningful differentiation of risk, and allows for appropriate and consistent estimation of loss characteristics at the pool and risk grade level.

         Credit quality of financial assets

         The Bank's non-retail portfolio is well diversified by industry, and there has not been a significant change in concentrations of credit risk since October 31, 2007.

         The Bank's retail portfolios consist of a number of relatively small loans to a large number of borrowers. The portfolios are distributed across Canada and a wide range of countries. As such, the portfolios inherently have a high degree of diversification.

         (a) Corporate and commercial

         Credit decisions are made based upon an assessment of the credit risk of the individual borrower or counterparty.

         Key factors considered in the assessment include: the borrower's management; the borrower's current and projected financial results and credit statistics; the industry in which the borrower operates;
         economic trends; and geopolitical risk. Banking units and GRM also review the credit quality of the credit portfolio across the organization on a regular basis to assess whether economic trends or specific events may affect the performance of the portfolio.

         As at April 30, 2008, a significant portion of the authorized corporate and commercial lending portfolio was internally rated at a rating that would generally equate to an investment grade rating by external rating agencies.

         (b) Retail

         The Bank's credit underwriting methodology and risk modeling in
         Canada is customer rather than product focused. Generally, decisions on consumer loans are based on risk ratings, which are generated using predictive scoring models. Individual credit requests are processed by proprietary adjudication software designed to calculate the maximum debt for which a customer qualifies.

         As at April 30, 2008, the amount of retail loans that were past due but not impaired was not significant.

         Derivative instruments

         To control credit risk associated with derivatives, the Bank uses the same credit risk management activities and procedures that are used in the lending business in assessing and adjudicating potential credit exposure. The Bank applies limits to each counterparty, measures exposure as the current fair value plus potential future exposure, and uses credit mitigation techniques, such as netting and collateralization. Investment grade counter-parties account for a significant portion of the credit risk exposure arising from the
         Bank's derivative transactions as at April 30, 2008.

         Derivative instruments used by the Bank include credit derivatives in its investment and loan portfolios: credit protection is sold as an alternative to acquire exposure to bond or loan assets, while credit protection is bought to manage or mitigate credit exposures.

         Collateral

         (a) Collateral held

         In the normal course of business, the Bank receives collateral on certain transactions to reduce its exposure to counterparty credit risk. The Bank is normally permitted to sell or repledge the collateral it receives under terms that are common and customary to standard derivative, securities borrowing and lending, and other lending activities.

         (b) Collateral pledged

         In the normal course of business, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. As at
         April 30, 2008, total assets pledged were $46 billion (January 31,
         2008 -$40 billion; October 31, 2007 - $40 billion). Asset pledging transactions are conducted under terms that are common and customary to standard derivative, securities borrowing and lending, and other lending activities. Standard risk management controls are applied with respect to asset pledging.

         Liquidity risk

         Liquidity risk is the risk that the Bank is unable to meet its financial obligations in a timely manner at reasonable prices. The
         Bank's liquidity risk is subject to extensive risk management controls and is managed within the framework of policies and limits approved by the Board. The Board receives reports on risk exposures and performance against approved limits. The Liability Committee
         (LCO) provides senior management oversight of liquidity risk through its weekly meetings.

         The key elements of the Bank's liquidity risk management framework include:

         -  liquidity risk measurement and management limits, including limits on maximum net cash outflow by currency over specified short-term horizons;

         -  prudent diversification of its wholesale funding activities by using a number of different funding programs to access the global financial markets and manage its maturity profile, as appropriate;

         -  large holdings of liquid assets to support its operations, (see table below) which can generally be sold or pledged to meet the
            Bank's obligations;

         -  liquidity stress testing, including Bank-specific, Canada-
            systemic, and global-systemic scenarios; and

         -  liquidity contingency planning.

         Liquid Assets
                                              --------------------------------
                                                                        As at
                                                                     April 30
                                                                         2008
         ---------------------------------------------------------------------
                                               Canadian    Foreign
         ($ millions)                            dollar   currency      Total
         ---------------------------------------------------------------------
         Cash and deposits with the Bank
          of Canada                            $    687   $  4,248   $  4,935
         Deposits with other banks                5,436     22,116     27,552
         Securities                              52,452     25,912     78,364
         Call and short loans                         -      1,025      1,025
         ---------------------------------------------------------------------
                                               $ 58,575   $ 53,301   $111,876
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------
         Liquid assets as a % of total assets                           24.7%
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------

         Contractual maturities

         The table below shows the contractual maturities of certain of the
         Bank's financial liabilities as at April 30, 2008. The Bank's deposit liabilities shown below are those recorded in Canada and the United
         States, which amounted to $241 billion, representing 75% of the
         Bank's total deposits.

                                            Payable on a fixed date

                                          ---------------------------
                                                             Greater
                         Payable  Payable     Less   One to     than
                              on    after     than     five     five
         ($ millions)     demand   notice one year    years    years    Total
         ---------------------------------------------------------------------
         Deposits       $ 26,097 $ 42,127 $112,595 $ 52,850 $  7,733 $241,402
         Subordinated
          debentures           -        -      252        -    3,694    3,946
         Capital
          instrument
          liabilities          -        -        -        -      500      500
         ---------------------------------------------------------------------
         Total          $ 26,097 $ 42,127 $112,847 $ 52,850 $ 11,927 $245,848
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------

         Deposits

         The Bank's foreign operations have liquidity management frameworks that are similar to the Bank's framework. Local deposits are managed from a liquidity risk perspective based on the local management frameworks and regulatory requirements.

         Commitments to extend credit

         In the normal course of business, the Bank enters into commitments to extend credit in the form of loans or other financings for specific amounts and maturities, subject to specific conditions. These commitments, which are not reflected on the Consolidated Balance
         Sheet, are subject to normal credit standards, financial controls and monitoring procedures. As at April 30, 2008, the majority of commitments to extend credit had a remaining term to maturity of less than one year.

         Derivative instruments

         The Bank is subject to liquidity risk relating to its use of derivatives to meet customer needs, generate revenues from trading activities, manage market and credit risks arising from its lending, funding and investment activities, and lower its cost of capital. As at April 30, 2008, more than half of the notional value of the Bank's derivative instruments mature within one year, while 86% mature within five years.

         Market risk

         Market risk arises from changes in market prices and rates (including interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices), the correlations among them, and their levels of volatility. Market risk is subject to extensive risk management controls, and is managed within the framework of market risk policies and limits approved by the Board. The LCO and Market Risk Management and Policy Committee oversee the application of the framework set by the Board, and monitor the Bank's market risk exposures and the activities that give rise to these exposures.

         The Bank uses a variety of metrics and models to measure and control market risk exposures. The measurements used are selected based on an assessment of the nature of risks in a particular activity. The principal measurement techniques are Value at Risk (VaR), stress testing, sensitivity analysis and simulation modeling, and gap analysis. The Board reviews results from these metrics quarterly.
         Models are independently validated prior to implementation and are subject to formal periodic review.

         VaR is a statistical measure that estimates the potential loss in value of the Bank's trading positions due to adverse market movements over a defined time horizon with a specified confidence level (see
         Trading portfolio risk management below). The quality of the
         Bank's VaR is validated by regular back testing analysis, in which the VaR is compared to theoretical and actual profit and loss results. To complement VaR, the Bank also uses stress testing to examine the impact that abnormally large swings in market factors and periods of prolonged inactivity might have on trading portfolios. The stress testing program is designed to identify key risks and ensure that the Bank's capital can easily absorb potential losses from abnormal events. The Bank subjects its trading portfolios to more than 75 stress tests on a daily basis, and more than 250 stress tests on a monthly basis.

         Sensitivity analysis assesses the effect of changes in interest rates on current earnings and on the economic value of assets and liabilities. Simulation modeling under various scenarios is particularly important for managing risk in the deposit, lending and investment products the Bank offers to its retail customers. Gap analysis is used to assess the interest rate sensitivity of the
         Bank's retail, wholesale banking and international operations. Under gap analysis, interest rate-sensitive assets, liabilities and derivative instruments are assigned to defined time periods, on the earlier of contractual repricing or maturity dates on the basis of expected repricing dates.

         Interest rate risk

         Interest rate risk, inclusive of credit spread risk, is the risk of loss due to the following: changes in the level, slope and curvature of the yield curve; the volatility of interest rates; mortgage prepayment rates; changes in the market price of credit; and the creditworthiness of a particular issuer. The Bank actively manages its interest rate exposures with the objective of enhancing net interest income within established risk tolerances. Interest rate risk arising from the Bank's funding and investment activities is managed in accordance with Board-approved policies and global limits, which are designed to control the risk to income and economic value of shareholders' equity. The income limit measures the effect of a specified shift in interest rates on the Bank's annual net income, while the economic value limit measures the impact of a specified change in interest rates on the present value of the Bank's net assets. Interest rate exposures in individual currencies are also controlled by gap limits.

         Based on the Bank's interest rate positions as at April 30, 2008, the following table shows the potential after-tax impact on the Bank's net income over the next twelve months and economic value of shareholders' equity of an immediate and sustained 100 basis point increase and decrease in interest rates across all currencies.

         Interest rate sensitivity
         ---------------------------------------------------------------------
                                                                     Economic
         ($ millions)                                                value of
                                                        Net income     equity
         ---------------------------------------------------------------------
         100 bp increase                                  $    107   $   (259)
         ---------------------------------------------------------------------
         100 bp decrease                                  $    (99)  $    233
         ---------------------------------------------------------------------

         Foreign currency risk

         Foreign currency risk is the risk of loss due to changes in spot and forward rates, and the volatility of currency exchange rates. The
         Bank's exposure to its net investments in self-sustaining foreign operations is controlled by a Board-approved limit. This limit considers potential volatility to shareholders' equity as well as the potential impact on capital ratios from foreign exchange
         fluctuations. On a quarterly basis, the LCO reviews the Bank's exposures to these net investments. The Bank may fully or partially hedge this exposure by funding the investments in the same currency, or by using other financial instruments, including derivatives.

         The Bank is subject to foreign currency risk on the earnings of its foreign operations. To manage this risk, foreign currency revenues and expenses, which are primarily denominated in U.S. dollars, are projected over a number of future fiscal quarters. The LCO assesses economic data and forecasts to decide on the portion of the estimated future foreign currency revenues and expenses to hedge. Hedging instruments normally include foreign currency spot and forward contracts, as well as foreign currency options and swaps.

         As at April 30, 2008, a one per cent increase (decrease) in the
         Canadian dollar against all currencies in which the Bank operates decreases (increases) the Bank's before-tax annual earnings by approximately $34 million in the absence of hedging activity, primarily from exposure to U.S. dollars. A similar change in the
         Canadian dollar would increase (decrease) the unrealized foreign currency translation losses in the accumulated other comprehensive income section of shareholders' equity by approximately $153 million as at April 30, 2008, net of hedging.

         Equity risk

         Equity risk is the risk of loss due to adverse movements in equity prices. Equity price risk is often classified into two categories:
         general equity risk, which refers to the sensitivity of an instrument or portfolio's value to changes in the overall level of equity prices, and specific equity risk, which refers to that portion of an individual equity instrument's price volatility that is determined by entity-specific characteristics.

         The Bank is exposed to equity risk through its equity investment portfolios, which are controlled by Board-approved portfolio, VaR, and stress-test limits. Equity investments include common and preferred shares, as well as a diversified portfolio of third-party managed funds.

         The majority of the Bank's equity investment portfolios are managed by Group Treasury under the strategic direction of the LCO. Group
         Treasury delegates the management of a portion of equity and equity-
         related portfolios to Scotia Cassels Investment Counsel Limited and other external fund managers to take advantage of these fund managers' expertise in particular market niches and products.

         The fair value of available-for-sale equity securities was
         $3,231 million as at April 30, 2008.

         Trading portfolio risk management

         The Bank's policies, processes and controls for trading activities are designed to achieve a balance between pursuing profitable trading opportunities and managing earnings volatility within a framework of sound and prudent practices. Trading activities are primarily customer focused, but also include a proprietary component.

         Market risk arising from the Bank's trading activities is managed in accordance with Board-approved policies and limits, including aggregate VaR and stress testing limits.

         Trading portfolios are marked to market in accordance with the Bank's valuation policies. Positions are marked to market daily and valuations are independently reviewed by back office or GRM units on a regular basis. These units also provide profit and loss reporting, as well as VaR and limit compliance reporting to business unit management and executive management for evaluation and action as appropriate. VaR is calculated daily using a 99% confidence level, a one-day holding period and historical simulations based on 300 days of market data. This means that, on average, the trading book may lose more than the VaR about once every 100 days.

         The table below shows the Bank's VaR by risk factor:

                                          One-day VaR by risk factor
         ---------------------------------------------------------------------
                                       As at     For the three months ended
                                    April 30,          April 30, 2008
         ($ millions)                   2008    Average       High        Low
         ---------------------------------------------------------------------
         Interest rate                  14.0       12.8       17.7        9.7
         Equities                        2.9        3.0        4.3        2.1
         Foreign exchange                1.5        1.3        2.1        0.4
         Commodities                     2.8        3.6        4.7        2.7
         Diversification                (4.7)      (6.1)       n/a        n/a
         ---------------------------------------------------------------------
         All-Bank VaR                   16.5       14.6       19.9       10.8
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------

         Hedges

         There are three main types of hedges for accounting purposes: (i)
         fair value hedges, (ii) cash flow hedges and (iii) net investment hedges.

         In a fair value hedge, the change in fair value of the hedging derivative is offset in the Consolidated Statement of Income by the change in fair value of the hedged item relating to the hedged risk.
         The Bank utilizes fair value hedges primarily to convert fixed rate financial assets and liabilities to floating rate. The main financial instruments designated in fair value hedging relationships include bond assets, loans, deposit liabilities and subordinated debentures.

         In a cash flow hedge, the change in fair value of the hedging derivative is recorded in other comprehensive income until the hedged item affects the Consolidated Statement of Income. The Bank utilizes cash flow hedges primarily to convert floating rate deposit liabilities to fixed rate. The reclassification from accumulated other comprehensive income to earnings over the next 12 months as a result of outstanding cash flow hedges is expected to be a net loss of approximately $153 million (after tax). As at April 30, 2008, the maximum length of cash flow hedges outstanding was less than seven years.

         In a net investment hedge, the change in fair value of the hedging instrument is recorded directly in other comprehensive income. These amounts are recognized in income when the corresponding cumulative translation adjustments from the self-sustaining foreign operation are recognized in income.

         Any hedge ineffectiveness is measured and recorded in current period income in the Consolidated Statement of Income. The Bank recorded a gain of $3 million during the three months ended April 30, 2008
         (April 30, 2007 - loss of $6 million), of which a gain of $11 million
         (April 30, 2007 - loss of $5 million) related to cash flow hedges, due to the ineffective portion of designated hedges. For the six months ended April 30, 2008, the Bank recorded a loss of $3 million
         (April 30, 2007 - gain of $6 million) of which a gain of $7 million
         (April 30, 2007 - gain of $4 million) related to cash flow hedges.
         When either a fair value or cash flow hedge is discontinued, any cumulative adjustment to either the hedged item or other
         comprehensive income is recognized in income over the remaining term of the original hedge, or when the hedged item is derecognized.

         Items designated as trading

         The Bank has elected to designate certain portfolios of assets and liabilities as trading which are carried at fair value with changes in fair values recorded in income.

         The Bank's trading operations transact credit derivatives for customers. The Bank may purchase the underlying loan(s) from another counterparty to economically hedge the derivative exposure. As a result, the Bank significantly reduces or eliminates an accounting mismatch between the two instruments. The fair value of these loans was $7.5 billion as at April 30, 2008 (January 31, 2008 -
         $6.4 billion; October 31, 2007 - $4.1 billion). The change in fair value that was recorded through trading income for the three and six months ended April 30, 2008 was a gain of $53 million (April 30,
         2007 - gain of $94 million) and a loss of $227 million (April 30,
         2007 - gain of $204 million), respectively. These changes in fair value were entirely offset by the changes in the fair value of the related credit derivatives.

         The Bank's trading operations purchase loan assets in specifically authorized portfolios for which performance is evaluated on a fair value basis. The fair value of these loans was $83 million as at
         April 30, 2008 (January 31, 2008 - $110 million; October 31, 2007 -
         $151 million). The change in fair value that was recorded through trading income for the three and six months ended April 30, 2008 was a gain of less than $1 million (April 30, 2007 - gain of $4 million)
         and a loss of $3 million (April 30, 2007 -gain of $9 million), respectively.

         The Bank has classified certain deposit note liabilities containing extension features as trading, in order to significantly reduce an accounting mismatch between these liabilities and fair value changes in related derivatives. The fair value of these liabilities was
         $573 million as at April 30, 2008 (January 31, 2008 - $766 million;
         October 31, 2007 - $847 million). The change in fair value that was recorded through net interest income for the three and six months ended April 30, 2008 was a loss of $3 million (April 30, 2007 - loss of $1 million) and a loss of $13 million (April 30, 2007 - gain of
         $1 million), respectively. The change in fair value, which is mainly attributable to changes in interest rates, was substantially offset by the change in fair value of the related derivatives. At April 30,
         2008, the Bank is contractually obligated to pay $569 million to the holders of the notes at maturity (January 31, 2008 -$764 million;
         October 31, 2007 - $853 million).

     8.  Employee future benefits

         Employee future benefits include pensions and other post-retirement benefits, post-employment benefits and compensated absences. The following table summarizes the expenses for the Bank's principal plans(1):

                                                                      For the
                             For the three months ended      six months ended
         ---------------------------------------------------------------------
                         April 30 January 31   April 30   April 30   April 30
         ($ millions)        2008       2008       2007       2008       2007
         ---------------------------------------------------------------------
         Benefit expenses
         Pension plans   $      1   $      1   $      7   $      2   $     16
         Other benefit
          plans                30         29         30         59         60
         ---------------------------------------------------------------------
                         $     31   $     30   $     37   $     61   $     76
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------
         (1)  Other plans operated by certain subsidiaries of the Bank are not considered material and are not included in this note.

     9.  Segmented results of operations

         Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. The Bank is organized into three main operating segments: Domestic Banking,
         International Banking and Scotia Capital. Results for these operating segments are presented in the Business segment income tables above.

     10. Acquisitions

         The Bank completed the acquisition of Chile's Banco del Desarrollo on
         November 26, 2007, through the acquisition of 99.5 per cent of the outstanding shares for $1.0 billion Canadian dollar equivalent (CDE).
         Total assets at acquisition were approximately CDE $5.6 billion, mainly comprised of loans. The Bank will combine the operations of
         Banco del Desarrollo with its existing Scotiabank Sud Americano banking operations. Based on acquisition date fair values, approximately CDE $797 million has been allocated to the estimated value of goodwill acquired. The purchase price allocation may be refined as the Bank completes its valuation of the assets acquired and liabilities assumed.

         The Bank completed an 18% equity investment in DundeeWealth Inc. for
         $348 million on September 28, 2007. The investment is a combination of voting and convertible non-voting shares issued out of treasury by
         DundeeWealth Inc. The Bank has the right to acquire additional shares in the secondary market up to 19.9%. This investment is accounted for under the equity method of accounting.

     11. Subsequent events

         Capital transaction

         On May 13, 2008, the Bank initiated a normal course issuer bid to purchase up to 20 million of the Bank's common shares. This represents approximately 2 per cent of the Bank's common shares outstanding as at April 30, 2008. The bid will terminate on the earlier of January 11, 2009, or the date on which the Bank completes its purchases.

         Acquisition

         On May 13, 2008, the Bank announced its agreement with Intesa
         Sanpaolo S.p.A. to acquire its shares and other interests in
         Scotiabank Peru for approximately $230 million, which will increase the Bank's current ownership of 78% in Scotiabank Peru to 98%.
     >>

     SHAREHOLDER & INVESTOR INFORMATION

     Direct deposit service

     Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association.
To arrange direct deposit service, please write to the transfer agent.

     Dividend and Share Purchase Plan

     Scotiabank's dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.
     As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. Debenture holders may apply interest on fully registered Bank subordinated debentures to purchase additional common shares. All administrative costs of the plan are paid by the
Bank.
     For more information on participation in the plan, please contact the transfer agent.

     Dividend dates for 2008

     Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

     <<
         Record Date           Payment Date

         January 2             January 29
         April 1               April 28
         July 2                July 29
         October 7             October 29
     >>

     Annual Meeting date for fiscal 2008

     The Annual Meeting of Shareholders of the Bank for the fiscal year ending
October 31, 2008, will be held in Halifax, Nova Scotia, at 10:00 a.m., on
Tuesday, March 3, 2009.

     Duplicated communication

     If your shareholdings are registered under more than one name or address, multiple mailings will result. To eliminate this duplication, please write to the transfer agent to combine the accounts.

     Website

     For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

     Conference call and Web broadcast

     The quarterly results conference call will take place on May 27, 2008, at
2:00 p.m. EDT and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone, toll-free, at 1-800-733-7571 (please call five to 15 minutes in advance). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com.
Following discussion of the results by Scotiabank executives, there will be a question and answer session. Listeners are invited to submit questions by e-
mail to investor.relations(at)scotiabank.com.
     A telephone replay of the conference call will be available from May 27,
2008, to June 12, 2008, by calling (416) 640-1917 and entering the identification code 21271285 followed by the number sign. The archived audio webcast will be available on the Bank's website for three months.

     -------------------------------------------------------------------------

     <<
     Contact information

     Investors:

     Financial analysts, portfolio managers and other investors requiring financial information, please contact Investor Relations, Finance Department:

         Scotiabank
         Scotia Plaza, 44 King Street West
         Toronto, Ontario, Canada M5H 1H1
         Telephone: (416) 866-5982
         Fax: (416) 866-7867
         E-mail: investor.relations(at)scotiabank.com

     Media:

     For other information and for media enquiries, please contact the Public,
Corporate and Government Affairs Department at the above address.

         Telephone: (416) 866-3925
         Fax: (416) 866-4988
         E-mail: corpaff(at)scotiabank.com

     Shareholders:
     For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank's transfer agent:

         Computershare Trust Company of Canada
         100 University Avenue, 9th Floor
         Toronto, Ontario, Canada M5J 2Y1
         Telephone: 1-877-982-8767
         Fax: 1-888-453-0330
         E-mail: service(at)computershare.com

         Co-Transfer Agent (U.S.A.)
         Computershare Trust Company N.A.
         350 Indiana Street
         Golden, Colorado 80401 U.S.A.
         Telephone: 1-800-962-4284

     For other shareholder enquiries, please contact the Finance Department:

         Scotiabank
         Scotia Plaza, 44 King Street West
         Toronto, Ontario, Canada M5H 1H1
         Telephone: (416) 866-4790
         Fax: (416) 866-4048
         E-mail: corporate.secretary(at)scotiabank.com

     >>

     Rapport trimestriel disponible en francais

     Le Rapport annuel et les etats financiers de la Banque sont publies en francais et en anglais et distribues aux actionnaires dans la version de leur choix. Si vous preferez que la documentation vous concernant vous soit adressee en francais, veuillez en informer Relations publiques,Affaires de la societe et Affaires gouvernementales, La Banque de Nouvelle-Ecosse, Scotia
Plaza, 44, rue King Ouest,Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l'etiquette d'adresse, afin que nous puissions prendre note du changement.

     The Bank of Nova Scotia is incorporated in Canada with limited liability.

     %SEDAR: 00001289EF          %CIK: 0000009631

     /For further information: Kevin Harraher, Vice-President, Investor
Relations, (416) 866-5982; Ann DeRabbie, Public Affairs, (416) 933-1344/
     (BNS. BNS)

CO:  Scotiabank - Financial Releases; Scotiabank

CNW 11:25e 27-MAY-08